Form 20-F
period 2002-12-31
ARCHANGEL DIAMOND CORP
filed 2003-05-19
CIK 943655

_______________________________________________________________________________

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION "13" OR "15(D)" OF THE SECURITIES EXCHANGE
    ACT OF 1934.

     For the fiscal year Ended December 31, 2002
                               -----------------

[ ] TRANSITION REPORT PURSUANT TO SECTION "13" OR "15(D)" OF THE SECURITIES EXCHANGE ACT OF 1934.

     For the transition period from               to
                                    -------------    ------------

                         Commission file number 0-25816
                                                -------

                          ARCHANGEL DIAMOND CORPORATION
               (Exact name of Company as Specified in its Charter)

                             Yukon Territory, Canada
                 (Jurisdiction of Incorporation or Organization)

                         Suite 400, 65 Overlea Boulevard
                        Toronto, Ontario M4H 1P1, CANADA
                    (Address of Principal Executive Offices)

Securities  registered  or to be registered  pursuant to Section  "12(b)" of the
Act: None


Securities  registered  or to be registered  pursuant to Section  "12(g)" of the
Act:

                        Common Shares, without par value
                        --------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section "15(d)" of the Act: None

Indicate the number of outstanding shares of each of the Company's classes of capital or common stock as of the close of the period covered by this Annual
Report:

                As of December 31, 2002: 72,234,558 Common Shares
                -------------------------------------------------

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Sections "13" or "15(d)" of the Act during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                             Yes [X]                 No [ ]

Indicate by check mark which financial statement item the Company has elected to follow.
                                             Item 17 [X]             Item 18 [ ]

                 Exhibit Index at Sequentially Numbered Page 37.

                                 EXCHANGE RATES

Except as otherwise indicated, all dollar amounts described in this Form 20-F Annual Report are expressed in United States (US) dollars.

                                CONVERSION TABLE

For ease of reference, the following conversion factors are provided:

 ---------------------------------- ---  --------------------------------- -----
 1 inch (in.) = 25.4001 millimeters mm   2,204.6 pounds = 1 metric tonne   t
 ---------------------------------- ---  --------------------------------- -----
 1 mile = 1.6093 kilometers         km   1 carat = 0.2 grams               g
 ---------------------------------- ---  --------------------------------- -----
 1 foot = 0.305 meters              m
 ---------------------------------- ---  --------------------------------- -----
 1 acre = 0.4047 hectare            h
 ---------------------------------- ---  --------------------------------- -----


                                   DEFINITIONS

------------------------------------------------------------------------------------------
Arkhangelskgeoldobycha        ("AGD") AGD is the Company's  Russian joint venture  partner on the Verkhotina Area and is the holder of the Licence.
-------------------------------------------------------------------------------------------
Almazny                       Bereg ("AB") AB is the Russian  joint stock company in which the Company  owns 40% of the  ordinary  shares and which was formed to hold the Licence and to coordinate  the operations on the Verkhotina Area
-------------------------------------------------------------------------------------------
anomaly                       a value higher or lower than the expected  which may outline a zone of potential exploration interest but not necessarily of commercial significance
-------------------------------------------------------------------------------------------
Archaean                      a period of geological time extending from about 3.9 billion years to 2.5 billion years before present
-------------------------------------------------------------------------------------------
bulk sample                   a large  sample  usually  taken from one site and usually in excess of one thousand tonnes in weight
-------------------------------------------------------------------------------------------
carat                         a unit of weight for diamonds, equivalent to 0.2 of a gram
--------------------------------------------------------------------------------
crater facies                 the upper part of a volcano  usually  containing  tuffaceous sediments and which is usually roughly circular in shape
-------------------------------------------------------------------------------------------
craton                        that part of the earth's  crust which has been stable for at least 1500 million years
-------------------------------------------------------------------------------------------
diamond                       a  crystallized  variety of pure carbon  which may be of gem quality
-------------------------------------------------------------------------------------------
diamondiferous deposit        a  mineralized  body  containing   diamonds  that  has  been
                              delineated  by   appropriately   spaced  drilling  and  bulk
                              sampling to support a sufficient  tonnage and average  grade in contained diamonds.  Such a deposit does not qualify as a reserve until a final and comprehensive  evaluation of close sampling results verifies grade,  recoveries,  unit cost and
                              other   material   factors   conclude   legal  and  economic
                              feasibility.
-------------------------------------------------------------------------------------------
diamondiferous                containing diamonds
-------------------------------------------------------------------------------------------
diatreme facies               the lower  part of a  volcano  usually  containing  magmatic material
-------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------
Exchange Act                  Securities Exchange Act of 1934
-------------------------------------------------------------------------------------------
feasibility                   study  a  comprehensive   study  in  which  all  geological,
                              engineering   and  economic   factors  are   considered   in
                              sufficient detail to serve as the basis for a final decision on whether to proceed with  development of a  diamondiferous deposit for production
-------------------------------------------------------------------------------------------
gem diamond                   a diamond which can be used,  normally in a faceted form, as an ornamental object usually used in jewelry
-------------------------------------------------------------------------------------------
geophysical                   survey  the   exploration  of  an  area  in  which  physical
                              properties relating to geology are used. Geophysical methods
                              include  seismic,  magnetic,   electromagnetic  gravity  and
                              induced polarization techniques.
-------------------------------------------------------------------------------------------
indicator minerals            those minerals which can be used to indicate the presence of kimberlites
-------------------------------------------------------------------------------------------
intrusion/intrusive           a volume of igneous  (molten)  rock which has been  injected into older rock
-------------------------------------------------------------------------------------------
infrastructure                the system of public  works of a  country,  state or region.
                              Includes the  resources,  such as  personnel,  buildings and equipment as required to carry on an activity.
-------------------------------------------------------------------------------------------
kimberlite                    an uneven grained,  ultramafic,  intrusive rock in which the visible  minerals may include  olivine,  phlogopite,  pyrope garnet,  picroilmenite  and chrome  diopside  cemented  by a
                              groundmass  which  may  include   serpentine,   calcite  and
                              chromite.  Kimberlites may be diamondiferous and, along with olivine lamproites,  are one of the primary economic sources of diamonds (see "pipe" below)
-------------------------------------------------------------------------------------------
Licence                       a 25 year Licence for the exploration and mining of diamonds from the Verkhotina Area in the  Arkhangel'sk  Oblast of the
                              Russian Federation held by AGD
-------------------------------------------------------------------------------------------
Lower Proterozoic             a period of geological  time extending from about 1.6 to 2.5 billion years before present
-------------------------------------------------------------------------------------------
macrodiamond                  a diamond  measuring  1.0  millimeter or greater in at least one direction
-------------------------------------------------------------------------------------------
magmatic rock                 a rock which is emplaced in the molten state
-------------------------------------------------------------------------------------------
magnetic survey               a survey conducted from the air for the purpose of recording the natural magnetic  characteristics  of rocks on and below the surface of the earth
-------------------------------------------------------------------------------------------
microdiamond                  a diamond measuring less than 1.0 millimeter in its greatest direction
-------------------------------------------------------------------------------------------
Oblast                        a province (or state) in the Russian Federation
-------------------------------------------------------------------------------------------
octahedral diamond            an  eight-sided  diamond  crystal in which all the faces are equilateral triangles
-------------------------------------------------------------------------------------------
pipe                          a  colloquial  term for an intrusive  body of magmatic  rock which has the three-dimensional  shape of a cylinder,  pipe, or cone
-------------------------------------------------------------------------------------------







-------------------------------------------------------------------------------------------
reserves                      that part of a mineral  deposit which could be  economically and legally extracted or produced at the time of the reserve determination
-------------------------------------------------------------------------------------------
TSX                           Venture  Exchange the name was changed  effective  April 15,
                              2002  from  the  Canadian  Venture  Exchange  (formerly  the
                              Vancouver Stock Exchange)
-------------------------------------------------------------------------------------------
tuffaceous                    the lithified ash and fragmented debris from a volcano
-------------------------------------------------------------------------------------------
Verkhotina                    Area a 400 square kilometer area located in the Arkhangel'sk
                              Oblast  of  the  Russian   Federation  and  covered  by  the
                              Verkhotina Diamond Venture  Agreement,  to which the Company is a party
-------------------------------------------------------------------------------------------
Verkhotina Diamond Mining     agreement  dated November 24, 1993 (as amended)  between the
Agreement ("VDV  Agreement")  Company and AGD, by which the Company  acquired the right to earn a 40% interest in any profits from the Verkhotina Area
-------------------------------------------------------------------------------------------
Memorandum                    memorandum of agreement  dated  February 25, 1994,  amending the VDV Agreement  and setting out ownership  structure of a
                              Russian  joint  stock  company  and  providing  for  AGD  to transfer the Licence to such joint stock company
-------------------------------------------------------------------------------------------
1999 Agreement                agreement dated July 15, 1999,  between the Company and AGD, wherein  AGD would,  within a period not to exceed 180 days, transfer or  re-register  the Licence to a new Russian joint stock company to be established,  of which the Company would also own a 40% interest
-------------------------------------------------------------------------------------------


                                            iv

                           FORWARD LOOKING STATEMENTS

This annual report includes "forward-looking  information" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including without limitation, those concerning: the economic outlook for the diamond exploration and mining industry; expectations regarding diamond values and production and prospects and outlook of the Company's litigation and arbitration proceedings. These forward-looking statements are not based on historical facts, but rather reflect the Company's current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as "believe", "aim", "expect", "anticipate", "intend", "foresee", "forecast", "likely", "should", "planned", "may", "estimated", "potential" or other similar words and phrases. Similarly, statements that describe the Company's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

The risk factors described in Item 3D, beginning on page 2, could affect the Company's future results, causing these results to differ materially from those expressed in any forward-looking statements. These factors are not necessarily all of the important factors that could cause the Company's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

You should review carefully all information, including the financial statements and the notes to the financial statements, included in this annual report. The forward-looking statements included in this annual report are made only as of the date of this annual report. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report on Form 20-F or to reflect the occurrence of unanticipated events. All subsequent written and oral forward-looking statements attributable to the Company or any person acting on its behalf are qualified by the cautionary statements in this section.



                                                 TABLE OF CONTENTS
ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS...............................................1

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE.............................................................1

ITEM 3.      KEY INFORMATION.....................................................................................1
             A. Selected Financial Data..........................................................................1
             B. Capitalization and Indebtedness..................................................................2
             C. Reasons for the Offer and Use of Proceeds........................................................2
             D. Risk Factors.....................................................................................2
                  Licence Dispute................................................................................2
                  Russian Political Environment..................................................................3
                  Uncertain Legal Environment in Russia..........................................................4
                  Controlling Shareholder........................................................................5
                  Need for Additional Funding....................................................................5
                  Dilution.......................................................................................5
                  Price and Volume Volatility....................................................................5
                  Market Factors and Volatility..................................................................6
                  No Commercial Reserves.........................................................................6
                  No Earnings History............................................................................6
                  Title to Properties............................................................................7
                  Regulation.....................................................................................7
                  Environmental Laws.............................................................................7
                  Competition....................................................................................7
                  Conflicts of Interest..........................................................................8
                  Processing Facility............................................................................8
                  Diamond Exploration and Development Risks......................................................8
                  Diamond Marketing..............................................................................8
                  Calculation of Reserves and Mineral Recovery...................................................8
                  Currency Fluctuations and Foreign Exchange.....................................................9
                  Taxation Risks.................................................................................9
                  U.S. Shareholder's Federal Income Tax Consequences.............................................9
                  Reliance on Strategic Relationships............................................................9
                  Penny Stock Rules.............................................................................10

ITEM 4.      INFORMATION ON THE COMPANY.........................................................................10
             A. History and Development of the Company..........................................................10
             B. Business Overview...............................................................................10
             C. Organizational Structure........................................................................11
             D. Property, Plants and Equipment..................................................................11
                  Verkhotina Area...............................................................................11
                  Location, Access and Climate..................................................................11
                  Exploration and Diamond Mining Licence........................................................12
                  Verkhotina Diamond Venture Agreement (VDV Agreement)..........................................12
                  Establishment of the Russian Joint Stock Company, AB..........................................12
                  Licence Dispute...............................................................................13
Rock Formations and Mineralization of the Arkhangel'sk Region...................................................15
                  Discovery of the Grib Pipe Deposit within the Verkhotina Area.................................15
                  Work Completed on the Grib Pipe Deposit.......................................................15
                  Planned Exploration Activities................................................................16
                  Plant and Equipment...........................................................................16



                                                 TABLE OF CONTENTS


ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS.......................................................16
             A. Operating Results...............................................................................16
                  Critical Accounting Policies..................................................................17
                  Fiscal Year Ended December 31, 2002 Compared to Fiscal Year Ended December 31, 2001...........17
                  Fiscal Year Ended December 31, 2001 Compared to 11 Months Ended December 31, 2000.............18
             B. Liquidity and Capital Resources.................................................................18
             C. Research and Development, Patents and Licences, etc.............................................19
             D. Trend Information...............................................................................19

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.........................................................20
             A. Directors and Senior Management.................................................................20
             B. Compensation....................................................................................21
             C. Board Practices.................................................................................22
                  Directors and Officers Term of Office and Length of Service...................................22
                  Service Contracts with Directors and Officers.................................................22
                  Committees of the Board of Directors..........................................................22
             D. Employees.......................................................................................23
             E. Share Ownership.................................................................................23

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..................................................24
             A. Major Shareholders..............................................................................24
             B. Related Party Transactions......................................................................24
             C. Interests of Experts and Counsel................................................................25

ITEM 8.      FINANCIAL INFORMATION..............................................................................25
             A. Consolidated Statements and Other Financial Information.........................................25
                  Consolidated Financial Statements for the Fiscal Year Ended December 31, 2002.................25
                  Legal and Arbitration Proceedings.............................................................25
                  Dividend Policy...............................................................................26
             B. Significant Changes.............................................................................27

ITEM 9.      THE OFFER AND LISTING..............................................................................27
             A. Offer and Listing Details.......................................................................27
             B. Plan of Distribution............................................................................27
             C. Markets.........................................................................................28
             D. Selling Shareholders............................................................................28
             E. Dilution........................................................................................28
             F. Expenses of the Issue...........................................................................28

ITEM 10.     ADDITIONAL INFORMATION.............................................................................28
             A. Share Capital...................................................................................28
             B. Memorandum and Articles of Association (By-Laws)................................................28
             C. Material Contracts..............................................................................28
             D. Exchange Controls...............................................................................28
             E. Taxation .......................................................................................29




                                                 TABLE OF CONTENTS


                  United States Federal Income Tax Consequences.................................................29
                  U.S. Holders..................................................................................29
                  Distributions on Common Shares................................................................29
                  Foreign Tax Credit............................................................................30
                  Disposition of Common Shares of the Company...................................................30
                  Other Considerations..........................................................................30
                  Foreign Personal Holding Company..............................................................31
                  Foreign Investment Company....................................................................31
                  Passive Foreign Investment Company............................................................31
                  Controlled Foreign Corporation................................................................33
                  Canadian Federal Income Tax Considerations....................................................33
                  Dividends on Common Shares and Other Income...................................................34
                  Dispositions of Common Shares.................................................................34
             F. Dividends and Paying Agents.....................................................................34
             G. Statements by Experts...........................................................................34
             H. Documents on Display............................................................................35
             I. Subsidiary Information..........................................................................35

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.........................................35

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.............................................35

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES....................................................36

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
             USE OF PROCEEDS....................................................................................36

ITEM 15.     CONTROLS AND PROCEDURES............................................................................36

ITEM 16.     RESERVED...........................................................................................36

ITEM 17.     FINANCIAL STATEMENTS...............................................................................37

ITEM 18.     FINANCIAL STATEMENTS...............................................................................37

ITEM 19.     EXHIBITS...........................................................................................37

             (a)Index to Financial Statements...................................................................37
             (b)Index to Exhibits...............................................................................38



                                                       viii

                                     PART I


ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.


ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.


ITEM 3.      KEY INFORMATION


A.       Selected Financial Data

The following table sets forth selected financial information for the Company for the periods and as at the dates indicated. It should be read in conjunction with the information appearing under the heading "ITEM 5 - Operating and Financial Review and Prospects" and the Company's consolidated financial statements and related notes for the year ended December 31, 2002 contained in "ITEM 17 - Financial Statements." The consolidated financial statements have been prepared in United States dollars and in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Note 12 of the consolidated financial statements included herein sets forth the measurement differences where such information is to be presented in accordance with the United States generally accepted accounting principles ("U.S. GAAP"). Where application of U.S. GAAP results in material measurement differences from those of Canadian GAAP, the comparable data is presented after the application of U.S. GAAP. Information for the period ended December 31, 1999 is for an eleven-month period. All other information is for the twelve-month period ended on the indicated date.



End of Year                      December        December       December        December        January
                                 31, 2002        31, 2001       31, 2000        31, 1999       31, 1999
----------------------------------------------------------------------------------------------------------
Current Assets                $  1,932,766    $  1,410,310    $  3,534,239    $  5,337,604    $  8,044,866
Current Liabilities              1,324,470         188,346       2,313,025       2,538,608       2,267,651
Working Capital (Deficit)          608,296       1,221,964       1,221,214       2,798,996       5,777,215
Mineral Properties and
 Deferred Exploration Costs
   Canadian GAAP                         1               1      18,680,742      17,525,630      15,219,777
   U.S. GAAP                          --              --              --              --              --
Total Assets
   Canadian GAAP                 1,932,767       1,414,831      22,216,971      22,872,338      23,288,669
   U.S. GAAP                     1,932,766       1,414,830       3,536,229       5,346,708       8,068,892
Long-Term Obligation
   Canadian GAAP                      --              --              --              --              --
   U.S. GAAP                          --              --              --              --              --
Net Assets
  Canadian GAAP                    608,297       1,226,485      19,903,946      20,333,730      21,021,018
  U.S. GAAP                        608,296       1,226,484       1,223,204       2,808,100       5,801,241
Share Capital and
 Contributed
Surplus                         34,284,250      31,046,368      31,046,368      31,046,368      31,046,368
Net Gain/(Loss) for Period
  Canadian GAAP                 (3,856,070)    (18,677,461)       (429,784)       (687,288)       (792,476)
  U.S. GAAP                     (4,501,070)          3,280      (1,584,896)     (2,993,141)     (5,838,729)
Loss per Common Share
  Canadian GAAP               ($      0.09)   ($      0.44)   ($      0.01)   ($      0.02)   ($      0.02)
  U.S. GAAP                   ($      0.10)   ($      0.00)   ($      0.04)   ($      0.07)   ($      0.15)
Shares Issued and
 Outstanding                    72,234,558      42,234,558      42,234,558      42,234,558      42,234,558

The loss per common share was calculated by dividing the loss for the year by the weighted average number of shares outstanding during the year. The Company has not paid a dividend on its Common Shares to date. It is unlikely that earnings will be available for the payment of dividends in the near future.


B.       Capitalization and Indebtedness

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.


C.       Reasons for the Offer and Use of Proceeds

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.


D.       Risk Factors


Introduction

The Company is currently engaged in the exploration for diamondiferous kimberlite pipes for the purpose of mining diamonds in the Russian Federation. Diamond exploration in the Russian Federation may be affected by political instability, emerging laws and regulations and their enforcement, and government requirements related to the industry, all of which continue to evolve.

An investment in the Common Shares of the Company must be considered speculative due to the nature of the Company's business. Prospective investors should consider the following factors and other information contained in this document before making an investment decision.

Licence Dispute

As more particularly described in "ITEM 4 - INFORMATION ON THE COMPANY - D. Verkhotina Area, Licence Dispute," the Company commenced international arbitration proceedings with the Arbitration Tribunal in Stockholm (the "Tribunal") in August 1998 against AGD for its non-performance of the VDV Agreement and its obligation to transfer the Licence into the Russian joint stock company. On June 27, 2001, the Tribunal issued a split ruling that the Company's claim was not arbitrable in Sweden, thereby overturning their 1999 acceptance of jurisdiction over the dispute. The Company appealed this decision to the Swedish District Court and, in May 2002, the Swedish District Court accepted the Company's petition. A pre-trial hearing is scheduled for June 2, 2003, with a date for the main hearing not yet fixed.

During 2002, three different claims brought by Open Joint Stock Company, LUKoil, the largest oil company in Russia, and/or its 74.1% owned subsidiary, AGD, against the Company in August 2001 were heard by the Arbitration Court of the Arkhangel'sk Region in Russia (the "Arbitration Court"). On March 21, 2002, the Arbitration Court rejected the claim brought by LUKoil that the arbitration clause in the VDV Agreement be declared invalid and this decision was not appealed. On May 21, 2002, the Arbitration Court dismissed LUKoil's claim to have the 1999 Agreement declared invalid, finding that the 1999 Agreement is valid, and this decision was also not appealed. On October 28, 2002, the Arbitration Court ruled in favour of AGD's petition and declared the Memorandum between the Company and AGD unconcluded. The Company's appeal to the Arkhangel'sk Court of Appeals against this decision was heard on January 23 and 27, 2003. The Arkhangel'sk Court of Appeal rejected the appeal, whereupon the original decision declaring the Memorandum unconcluded (and hence of no force and effect as a matter of Russian law) entered into force on February 4, 2003. A second level appeal against the decision was filed with the St. Petersburg Court of Cassation on March 23, 2003, and this case is pending. Following the entering into force of the decision declaring the Memorandum unconcluded, on February 4, 2003, the Arbitration Court resumed consideration of AGD's claim to terminate the VDV Agreement on the grounds that the Company has breached its funding obligations. Hearings in this case are scheduled to commence on April 28, 2003.

In November 2001, the Company filed a lawsuit in Denver District Court, State of Colorado, against LUKoil and AGD (the "Defendants"), seeking to recover in excess of US$1 billion in damages for harm caused by a scheme of fraud, breach of contract, civil conspiracy and related claims. On October 15, 2002 the Denver

District Court issued an order dismissing the Company's action against the Defendants. On November 27, 2002, the Company filed a motion with the Colorado Court of Appeals appealing the October 15, 2002 decision. The appeal is likely to be heard during the last quarter of 2003.

Should the Company not attain jurisdiction in Colorado or should it not prevail in this lawsuit, the Company could lose any and all rights it has to the Verkhotina Area.

Inasmuch as the Licence to the Verkhotina Area is issued to and held by AGD, there is a possibility that the rights to the Licence could be rescinded in the event that conditions requisite to maintaining the Licence are not met by AGD. The Licence could also be rescinded should AGD declare bankruptcy. Should the Licence be rescinded, it is unclear as to whether the Company would have any continuing rights concerning participation in development of the Verkhotina Area.

Should the Company ultimately prevail in winning a judgement that the Licence should be transferred or in being awarded damages, given the current uncertainty regarding enforcement of contractual law and of arbitration awards in Russia, there is no assurance that the Licence will be transferred or that damages, if awarded, can be recovered.

Russian Political Environment

Russia is currently in its thirteenth year of transforming its economy from a State-controlled planned economy to a market-oriented economy. There can be no assurances that the transition to a market-oriented economy will not be adversely affected by political pressures or that the reforms will successfully achieve greater political and economic liberalization and stability. The current legislative framework governing investment in the Russian Federation continues to be under legislative scrutiny.

On March 26, 2000, Vladimir Putin was elected President of the Russian Federation. The new President stated that his government will continue working to create an investment climate attractive to foreign investors. However, there is no assurance that the policy of encouraging foreign investment will not change. On August 7, 2001, the Russian President signed amendments to Russia's existing legislation on joint stock companies that may dramatically affect the ownership and operation of AB, the Company's 40 percent owned company established in 1994. Among other things, the new amendments, which became effective January 1, 2002, provide that a shareholder that has more than 50 percent of the shares has full control over the management of the joint stock company and may elect the board of directors, the director general and the chief accountant at its sole discretion. As a result of this legislation, it is possible that AGD could gain complete control of AB sometime in the future, contrary to the original charter and agreement amongst AGD, the Company and IBME.

Such changes could include revisions or rejections of current policies, laws or regulations that may have favoured foreign investment. Further policies that are hostile to foreign investment including prohibiting the use of production-sharing agreements or any alteration of laws regulating mineral concessions or other mineral rights could have a material adverse effect on the Company.

There can be no assurance that economic reforms will continue or that industries deemed of national or strategic importance like mineral production will not be nationalized. Renationalization of the diamond mining industry may occur; or other governmental limitations, restrictions or requirements not at present foreseen, may be implemented. There can be no assurance that the assets of the Company will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body. While there are provisions for compensation and reimbursement of losses to investors under such circumstances, there can be no assurance that such provisions would be effective to restore to the Company the market value or value of the original investment.

Possible political or economic instability in the Russian Federation may result in the impairment or loss of mineral concessions or other mineral rights, and may adversely affect the Company and its ability to carry on business in the Russian Federation. Changes in laws or regulations or their interpretation or shifts in political attitudes that are beyond the control of the Company may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, taxes, environmental legislation and mine safety. Taxes and other fiscal measures and customs and other import regulations are particularly susceptible to revisions in reaction to political changes and the pressure on the Russian Government to generate revenue or to conserve hard currency.

Uncertain Legal Environment in Russia

The  current  legal   environment  is   characterized  by   poorly-drafted   and
inconsistent legislation, gaps where legislation is not yet available, and uncertainty in application due to frequent policy shift and lack of administrative and judicial experience. As part of the effort to transform its planned economy into a market economy, however, the Russian government introduced laws (including Part I and Part II of the Civil Code adopted in 1995 and 1996, respectively), regulation and legal structures intended to give participants in the economy a greater degree of confidence in the legal validity and enforceability of their obligations. Additional legislation remains to be put in place.

Russian laws often provide general statements of principles rather than a specific guide to operations and government officials may be delegated or exercise broad authority to determine matters of significance to the operations and business of the Company. Such authority may be exercised in an unpredictable way and effective appeal processes may not be available. In addition, breaches of Russian law, especially in the areas of taxation and currency control, may involve severe penalties and consequences regarded as disproportionate to the offence.

Exploration for and the extraction of minerals in the Russian Federation is primarily governed by the Subsoil Law. Given that the legislative scheme and the regulatory bodies governing this scheme are of relatively recent origin, such Law and ancillary legislation have been subject to varying interpretations and inconsistent application. Therefore, it can be difficult to determine with certainty in any given instance the exact nature of legal rights possessed by persons using the subsoil or the degree to which such person can deal with such rights.

It is sometimes difficult to obtain all necessary information about required permits, approvals and Licences as there is no comprehensive index or system for accessing all relevant legislation or administrative regulations. Additionally, officials often interpret regulations in an arbitrary or unpredictable way. The present laws might be arbitrarily interpreted and applied in a manner inconsistent with the Company's present understanding. It is also likely that the laws will change.

There can be no assurance that the Company has complied with all applicable laws or obtained all necessary approvals in Russia. In addition, there is no established system of title registration or certification on which the Company can rely, as is typically done in a standard western title opinion.

There can be no assurance that laws, orders, rules, regulations and other Russian legislation currently relating to the Company's investment in the Russian Federation will not be altered, in whole or in part, or that a Russian court or other authority will not interpret existing Russian legislation, whether retroactively or otherwise, in such a way that would have an adverse impact on the Company. While there are some civil protections available against the retroactive effects of legislation, it may often be difficult to rely on or enforce such protections.

In general, there remains great uncertainty as to the extent to which Russian parties and entities, particularly governmental agencies, will be prepared to respect the contractual and other rights of the non-Russian parties with which they deal and also as to the extent to which the "rule of law" has taken hold and will be upheld in the Russian Federation. Procedures for the protection of rights, such as the taking of security, the enforcement of claims and proceedings for injunctive relief or to obtain damages, are still relatively undeveloped in the Russian Federation. Accordingly, there may be greater difficulty and uncertainty in respect of the Company's ability to protect and enforce its rights (including contractual rights). There can be no assurance that this will not have a material adverse effect upon the Company.

In particular, remedies at law or in equity that might otherwise be available to the Company under the VDV Agreement may not be available. Contractual and legislative ambiguities, in particular in the documentation and legislation relating to AB, the VDV Agreement and the other agreements relating to the Verkhotina Area to which the Company is a party, would be subject to interpretation by the courts of the Russian Federation, whether legal proceedings are conducted within or outside the Russian Federation. Such courts may or may not have the commercial sophistication required to resolve any disputes involving the Company in a manner which is favourable to the Company.

There is also a possibility that the rights to the Licence could be rescinded in the event that conditions requisite to maintaining the Licence are not met by AGD or should AGD declare bankruptcy. Should the Licence be rescinded, it is unclear as to whether the Company would have any continuing rights concerning participation in development of the Verkhotina Area.

Controlling Shareholder

As more particularly described in "ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS - A. Major Shareholders," Cencan S.A., a wholly-owned subsidiary of De Beers S.A., is the Company's largest shareholder and has four representatives on the Company's board of directors. Cencan S.A. beneficially owns 45,305,226 Common Shares of the Company representing approximately 62.7% of the issued and outstanding share capital of the Company. Cencan S.A. may use its share ownership or representation on the Company's board of directors to substantially influence corporate actions that conflict with the interests of the Company's other public shareholders including, without limitation, changing the size and composition of the board of directors and committees of the Company's board of directors, causing the issuance of further securities of the Company, amending the Company's governing documents or otherwise controlling the outcome of shareholder votes.

Need for Additional Funding

Should the Company prevail in having the Licence transferred and a new field work program be agreed upon, the Company would need to seek additional financing. The development of the Verkhotina area would therefore depend upon the Company's ability to obtain financing through debt financing, equity financing, or other means. There is no assurance that the Company would be successful in obtaining the required financing. Failure to obtain such financing would result in the delay or indefinite postponement of exploration and development work on the Verkhotina Area, as well as the possible loss of the Company's investment in the Licence in the Verkhotina Area and Grib Pipe.

If the Company's exploration programs on the Verkhotina Area are successful, additional funds will be required for the development of an economically minable diamondiferous deposit and to place it into commercial production.

The Company's cash balance at December 31, 2002 was approximately $1,925,700. The Company believes it has sufficient funds to continue the Company's primary activities for the next 9 months and various options are being explored with respect to obtaining financing. During the 2002-2003 timeframe, it is the Company's intention to conserve cash wherever it can while pursuing the claims it has filed in the United States against LUKoil and AGD. Should a settlement of some nature take place or should the various legal proceedings continue, it is fully expected that the Corporation will be successful in raising the required funds to meet its operating requirements.

Dilution

Future issuance of the Company's Common Shares will result in dilution to the existing shareholders. Additionally, future sales of the Company's Common Shares into the public market may lower the market price which may result in losses to the Company's shareholders.

As of December 31, 2002, the Company had 72,234,558 Common Shares issued and outstanding. A further 4,815,000 Common Shares are issuable upon exercise of outstanding stock options, all of which may be exercised in the future resulting in dilution to the Company's shareholders. Of these amounts, officers and directors of the Company own, as a group, 628,000 Common Shares and stock options to acquire an additional 400,000 Common Shares. The Company may, from time to time, issue further stock options to purchase additional Common Shares in accordance with in Incentive Stock Option Plan and the policies of the TSX Venture Exchange. Most of these Common Shares, including the Common Shares to be issued upon exercise of the outstanding options, are freely tradable after a four-month restriction period.

Sales of substantial amounts of the Company's Common Shares into the public market, or even the perception by the market that such sales may occur, may lower the market price of its Common Shares.

Price and Volume Volitility

The Company's Common Shares may experience extreme price and volume volatility which may result in losses to the shareholders of the Company. On December 31, 2002, the Company's Common Shares closed at a price of $0.44. For the six month period ending December 31, 2002, the high and low trading price of the Company's Common Shares was $0.75 and $0.05, respectively, with a total monthly volumes ranging from 2,297 to 113,255 Common Shares.

Trading volume in the Company's common stock has historically been limited with daily trading volumes varying significantly. Accordingly, the trading price of the Company's Common Shares could be subject to wide fluctuations in response to a variety of factors including announcement of material events such as the outcome or settlement of material litigation or arbitration, political events, mineral exploration results, changes in diamond prices and general and industry-specific economic conditions.

Additionally, the securities markets in the United States and Canada have recently experienced a high level of price and volume volatility, and the market price of securities of many diamond and mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. It is expected that such fluctuations in price will continue to occur which may make it difficult for a shareholder to sell shares at a price equal to or above the price at which the shares were purchased.

Market Factors and Volatility

The marketability of natural resources, which may be acquired or discovered by the Company, will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations in the prices of minerals sought, the management and continuing role of the Diamond Trading Company, the successor to the Central Selling Organisation, with respect to diamonds mined in the Russian Federation, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

The government of the Russian Federation maintains a monopoly over the export of diamonds. Alrosa, the Russian diamond mining company which currently produces about 98% of Russia's rough diamonds, is jointly owned by the Russian State Property Ministry, the Yakut State Property Fund, its employees and local operating districts. In 2000, almost two-thirds of its production on a dollar basis was sold to De Beers pursuant to a three-year marketing agreement in place until the end of 2001. In 2001 Alrosa sold about one half of its total diamond production to De Beers, and at the end of the year entered into a new buying agreement wherein De Beers will purchase from Alrosa at least $800 million of diamonds annually for the next five years.

There are many internal parties that influence the supply of Russian rough diamonds onto the market. The Russian government annually establishes a quota system and licences Alrosa to sell a certain quantity of diamonds. This quantity of diamonds is administered by the Ministry of Finance through three agencies: the Central Bank of Russia, the Gokhran (a precious metals and gemstone fund which acts as the State Depository), and the State Trading Agency. The interplay among these agencies as they vie for diamond trade positions complicates the Russian industry and leads to uncertainty.

The effect of these factors cannot be accurately predicted as the Company does not know what conditions may be placed upon it by the Russian government or its agencies. Any of the foregoing may result in the Company not receiving an adequate return on invested capital.

Future prices of diamonds cannot be accurately predicted. However, for the past 50 years, prices have generally increased incrementally with the rate of inflation. A decline in the price of diamonds would have a material effect on the Company.

No Commercial Reserves

While significant exploration and evaluation work has been conducted within the Verkhotina Area, the Company has not developed an estimate of reserves for the Grib Pipe deposit and, as such, it is not known whether a commercially viable diamondiferous deposit is present. The Company intends to continue to explore the Verkhotina Area with the objective of establishing whether there is a commercially viable diamondiferous deposit. It is not known if the expenditures to be made by the Company on its mineral properties will result in discoveries of commercial quantities of ore.

No Earnings History

The Company has no history of earnings or cash flow from mining operations. To December 31, 2002 the Company has generated no revenues from mining operations and the timing of any such revenue in the future cannot be reasonably estimated.

The auditors' report on the December 31, 2002 consolidated financial statements include additional comments that indicate that the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern. The financial statements do not include any adjustments as a result of that uncertainty.

Title to Properties

The Licence covering the Verkhotina Area may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects. The Company's properties have not been surveyed and the precise location and extent thereof may be in doubt.

The Company is currently in a legal dispute with its Russian venture partner, AGD. The final outcome of this dispute could affect the Company's ability to exploit the Verkhotina Area. (See preceding paragraph "Licence Dispute.")

Regulation

Mining operations and exploration activities in the Russian Federation are subject to various governmental laws and regulations governing prospecting, development, mining, production, importing and exporting of minerals; taxes; labor standards; occupational health; waste disposal; protection of the environment; mine safety; toxic substances; and other matters. Federal authority over all exploration throughout the Russian Federation resides with the Ministry of Natural Resources of the Russian Federation. Licences and permits are required to conduct exploration and mining operations. There is no assurance that such permits will be granted. Amendment to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a material adverse impact on the Company. Under certain circumstances, the Company may be required to close an operation until a particular problem is remedied or to undertake other remedial actions.

Environmental Laws

The exploration programs conducted by the Company are subject to governmental regulations regarding environmental considerations. The Company's mining claims are on public lands in the Russian Federation. The administrative system for environmental protection in the Russian Federation includes the Ministry of Natural Resources of the Russian Federation, the State Committee of the Russian Federation for Environmental Protection and its territorial bodies, and specifically authorized State Committees of the Russian Federation and their territorial bodies, each one dealing with the regulation and use of certain types of natural resources. Most operations involving the exploration for or the production of minerals are subject to existing laws and regulations relating to exploration procedures, safety precautions, employee health and safety, air quality standards, pollution of stream and fresh water sources, odour, noise, dust, and other environmental protection controls adopted by governmental authorities as well as the rights of adjoining property owners. The Company may be required to prepare and present to governmental authorities data pertaining to the effect or impact that any proposed exploration or production of minerals may have upon the environment. As well, the Company will be responsible for reclamation costs. Reclamation requirements vary depending on the location and the managing agency, but they are similar in that they aim to minimize long-term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance landforms and vegetation. It is premature to attempt to determine the cost of reclamation at the date hereof. All requirements imposed by any such authorities may be costly, time consuming, and may delay commencement or continuation of exploration or production operations. Future legislation may significantly emphasize the protection of the environment, and that, as a consequence, the activities of the Company may be more closely regulated to further the cause of environmental protection. Such legislation, as well as future interpretation of existing laws, may require substantial increases in equipment and operating costs to the Company and delays, interruptions, or a termination of operations, the extent of which cannot be predicted.

Competition

Numerous companies are engaged in the exploration and development of mineral properties and have substantially greater technical and financial resources than the Company. In fiscal 1993, the Company decided to focus its exploration efforts and resources on properties in the Arkhangel'sk Oblast of the Russian Federation with the potential for commercial recoveries of diamonds. The Arkhangel'sk Oblast is one of only a few provinces or republics in the Russian Federation where foreign entities are allowed to participate in diamond exploration. This has led to increased interest, speculation and investment in properties in the Arkhangel'sk Oblast. As a result, the Company is faced with heightened competition in the acquisition of properties with the potential for the commercial recovery of diamonds in the Russian Federation.

Conflicts of Interest

Some of the directors of the Company are also directors of other mining companies that are also engaged in mineral exploration and the acquisition of mineral properties. Currently none of the Company's directors are deemed to have any conflict of interest. It is possible that situations could arise in connection with potential acquisitions and investments where the interests of these individuals as directors of other companies could conflict with their interest as directors of the Company. These individuals will deal with such matters according to prudent business judgment and the relative financial abilities and needs of the various companies with which they are associated. They have been advised of their fiduciary duties to the Company.

Processing Facility

Most of the kimberlite material from the Verkhotina Area is processed at a facility sited in the village of Pomorye, located approximately 28 kilometers from the project. The process facility is owned or controlled by the Company's Russian joint venture partner, AGD, and AGD's associates or affiliates. Processing of the kimberlite material from the Verkhotina Area is considered to be the most cost-effective alternative, given that the next nearest suitable processing facility is located in the Ukraine, although, for the purpose of an independent assessment, or audit, the Company may occasionally process material at a third party facility. The Company carries out independent audits of the processing operations at Pomorye from time to time, although there can be no assurance that biased or misrepresentative results from the processing will not occur. An independent assessment or audit of the diamondiferous material processed at the processing facility at Pomorye may be undertaken to confirm that data has been generated with proper procedures and has been accurately transcribed from the original source. As the processing facility at Pomorye is owned or controlled by the Company's Russian joint venture partner, Arkhangelskgeoldobycha and its associates and affiliates, it may be held that the processing facility is not at arms' length. As such the Company routinely sends samples of material previously assayed in Russia to be re-assayed at an independent accredited laboratory, usually located outside of Russia, to verify the data.

Diamond Exploration and Development Risks

Diamond exploration and mining operations are subject to all the hazards and risks typically inherent to the mining industry, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. Personnel are exposed to numerous risks associated with mining, such as unstable geological conditions, and processing of large volumes of materials using mechanized equipment. In addition, there is no certainty that the expenditures to be made by the Company will result in discoveries of commercial quantities of diamonds. There are no known proven diamondiferous reserves on the property in which the Company has mineral rights (whether held directly or indirectly). Risk of loss by theft by employees is relatively high and a high degree of security is required to mitigate such loss. The Company may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure. As the Company does not carry liability insurance, the payment of such liabilities, were they to be incurred, could have a material adverse effect on the Company's financial position.

Diamond Marketing

The marketability of diamonds that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of diamond markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of diamonds and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. The price of diamonds is, among other things, based on the size, cut, colour and quality of the individual diamonds sold, the market supply and demand for diamonds in general, and the marketing arrangements the Company is able to establish.

Calculation of Reserves and Mineral Recovery

There is a degree of uncertainty attributable to the calculation of reserves and corresponding grades being mined or dedicated to future production. Until reserves are actually mined and processed, the quantity of reserves and grades must be considered as estimates only. Whether a diamond deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as the deposit's size, quality and quantity of the diamonds, proximity to infrastructure, financing cost and government regulations. Any material change in the quantity of reserves, resource grade, stripping ratio or diamond prices may render reserves uneconomic, require a restatement of ore reserves and affect the economic viability of the Company's properties. Short term factors relating to the ore reserves, such as the need for orderly development of ore bodies or the processing of variable ore grades, or other operational problems, may impair the profitability of a mine.

Currency Fluctuations and Foreign Exchange

Although the Company raises a significant portion of its equity from financings in Canadian dollars and maintains some of its accounts in Canadian dollars, effective January 31, 1999, the Company adopted the United States (US) dollar as its currency of display and measurement. The Company changed its currency from Canadian dollars due to the fact that the majority of its transactions are denominated in US dollars. All commitments of the Company in respect of its Russian mineral properties are denominated in and satisfied through the payment of US dollars.

Taxation Risks

The tax risks of investing in Russia are substantial. Tax legislation is evolving and is subject to varying interpretations, frequent changes and inconsistent enforcement at the federal, regional and local levels. In certain instances, new taxes have been given retroactive effect. Taxes payable by Russian companies to federal, regional and local budgets are high and include corporate profits tax, VAT, payments for subsoil use, assets tax, excise tax, road fund taxes, transport taxes and payroll taxes. Changes to Russian taxation rates may have a material adverse impact on the Company.

U.S. Shareholders' Federal Income Tax Consequences


The Company believes that it fits the classification of "passive foreign investment company" ("PFIC") as defined in the Internal Revenue Code of 1986, as amended (the "Code"), causing all or part of any gain realized by a U.S. shareholder selling or exchanging Common Shares to be treated as ordinary income rather than capital gains. This classification of the Company as a PFIC may affect shareholders who are United States citizens, resident aliens or United States corporations, estates or trusts other than foreign estates or trusts (a "U.S. shareholder") regardless of the extent of the U.S. shareholder's ownership of Company stock. A U.S. shareholder who holds stock indirectly (i.e., is a partner in a partnership, a shareholder in a corporation which holds Company stock or a beneficiary in an estate or trust) is also subject to these rules.

U.S. shareholders of a PFIC who held stock after December 31, 1986 are subject to certain adverse tax consequences, however, other than the loss of the step-up basis at death, these adverse tax consequences can be avoided if: (i) the U.S. shareholder has elected to treat the PFIC as a qualified electing fund (a "QEF"), with respect to that U.S. shareholder, effective for each of the PFIC's taxable years beginning on or after January 1, 1987, which include any portion of the U.S. shareholder's holding period, and (ii) the Company complies with reporting requirements to be prescribed by the Secretary of the Treasury.

(See "ITEM 10 - INFORMATION ON THE COMPANY - E, Taxation," for a further discussion of income tax considerations in connection with the ownership of Common Shares of the Company by both U.S. and Canadian shareholders.)

Reliance on Strategic Relationships

In conducting its business, the Company will rely on continuing relationships with key individuals in the Russian mining industry and with various departments within the Canadian and Russian governments. The relationship between LUKoil, its 74.1% owned subsidiary, AGD, and the Company has been affected by the Licence Dispute. (See "ITEM 4 - INFORMATION ON THE COMPANY - D. Property, Plants and Equipment, Verkhotina Area, Licence Dispute" located below on page 12.)

Penny Stock Rules

The Company's shares are "penny stock" as defined by the Securities and Exchange Commission, which might affect the trading market for the shares. Penny stocks are generally equity securities with a price of less than U.S.$5 other than securities registered on certain national securities exchanges or quoted on the NASDAQ National Market. The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and compensation information must be given to the customer orally or in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules, such as the Company's shares which are considered "penny stock", and therefore make it more difficult to sell those shares.


ITEM 4.      INFORMATION ON THE COMPANY


A.       History and Development of the Company

The Company was incorporated on July 3, 1987 under the name "Gold Parl Resources Ltd." by registration of its Memorandum and Articles under the Company Act (British Columbia). On September 3, 1993, the Company changed its name to "Canmet Resources Limited" and consolidated its share capital on the basis of two pre-consolidation Common Shares for one post-consolidation common share. On August 5, 1994, the Company changed its name to "Archangel Diamond Corporation," and on September 16, 1996, the Company was continued from British Columbia to the Yukon Territory, Canada.

The registered office of the Company is Suite 200, 204 Lambert Street, Whitehorse, Yukon Territory, Y1A 3T2, Canada, telephone (867) 667-7885. The executive office and principal office address of the Company is Suite 400, 65 Overlea Boulevard, Toronto, Ontario M4H 1P1, telephone (416) 423-1600.

During the year ended December 31, 2002, the Company's efforts were primarily directed toward resolution of the dispute regarding transfer of the Licence. As such, the majority of mineral property costs during the year were for legal and arbitration-related expenses. No expenditures were made for the Verkhotina Area and none are anticipated until such time as the Licence transfer dispute is resolved. All expenditures during the year ended December 31, 2002 were paid from existing cash balances.

Effective December 19, 2002, a change of control of the Company was effected by way of a private placement of 28,000,000 Common Shares to Cencan S.A., a wholly-owned subsidiary of De Beers S.A.. Concurrently, Cencan S.A. acquired 17,305,226 Common Shares in a private transaction Task Holdings Limited. As a result of these transactions Cencan S.A. now beneficially owns 62.7% of the Company's issued and outstanding shares.


B.       Business Overview

The Company is an international exploration stage company engaged in the search for commercially viable diamondiferous deposits. The Company's current exploration focus is on the diamondiferous kimberlitic Grib Pipe deposit (formerly Pipe 441) located in the Verkhotina Area in the northwestern region of the Russian Federation. It is not known whether a commercially viable diamondifeous deposit is present within the Verkhotina Area. The Company has no other mineral interest. In the event that one or more commercially viable diamondiferous deposits are identified by the Company, the Company may seek to sell its interest in such deposit to a mining company or engage a mining company to become the operator of the particular project for the purpose of developing a mine.

Potential prospects are examined by independent consultants engaged for that purpose. In most instances where a decision has been made to acquire a property, preliminary exploration activities are conducted directly by the Company's staff. Contractors are usually engaged to carry out the more involved stages of the Company's exploration programs, such as drilling. Independent laboratories are used to analyze drill core for mineralization. The Company's activities are financed primarily through the sale and issuance of Common Shares or the issuance of debentures convertible into Common Shares.

Exploration and development work programs are carried out by the Company on the Verkhotina Area through a 40% owned joint venture interest described below under "D. Property, Plants and Equipment, Verkhotina Area, Verkhotina Diamond Venture Agreement."


C.       Organizational Structure


                               [GRAPHIC OMITTED]


                         ARCHANGEL DIAMOND CORPORATION
                             (a Yukon Corporation)
      ___________________________________________________________________
                |                                              |
                |                                              |
          100%  | Owned                                    40% |  Owned
                |                                              |
 Archangel Overseas Holdings Limited                      Almazny Bereg
       (a Cyprus company)                           (a Russian joint company)







D.       Property, Plants and Equipment

Verkhotina Area

Location, Access and Climate

The 400-square kilometer Verkhotina Area is located in the Winter Coast area, approximately 115km northeast of Arkhangel'sk, a north-western Russian industrial port city with a population of 500,000+. The city serves as the main administrative center within the Arkhangel'sk Oblast and has a range of commercial facilities, provides power to the region and is served by regular flights from Western Europe and other parts of the Russian Federation. The nearest settlement to the Verkhotina Area is the village of Pomorye located approximately 100km from Arkhangel'sk and approximately 28km from the Verkhotina Area. Access is achieved by air or a six- hour road trip. Temperatures are usually sub-zero for much of the year and are about 10(0)C during summer and early fall. Transport of drilling equipment and consumables to the Verkhotina Area is best achieved when the ground is frozen, which cuts down on travel time.

Exploration and Diamond Mining Licence

On December 30, 1993, a 25-year Licence for the exploration and mining of diamonds over the Verkhotina Area (the "Licence") was granted to a Russian enterprise, Arkhangelskgeoldobycha ("AGD"). The Licence was granted by the Administration of the Arkhangel'sk Oblast and the Northern Committee for Geology and Bowels Utilization ("Severgeolkom"). AGD was formerly a State owned enterprise, Arkhangel'sk Geologia Enterprises, owned in part by the Russian Province of Arkhangel'sk. AGD was subsequently privatized.

According to the Licence, during the first five years of prospecting, evaluation and detailed exploration (the "first stage") of the Verkhotina Area, AGD and indirectly the Company had a requirement to pay to Severgeolkom a tax of 1.5% of the annual expenditure costs associated with prospecting and evaluation, 4.0% of the expenditure costs during the period of detailed exploration, and 4.0% of the value of any diamonds recovered during the first stage. Should this first stage extend beyond five years, the required tax payments could increase by 50%.

In August 1999, application was made by AGD to the appropriate Russian agencies requesting an extension of the five-year term of the first stage. In September 1999, this request for an extension was granted for the Verkhotina Area until December 31, 2002 and the tax for prospecting and evaluation during this stage was increased to 2.25%. As part of the Licence extension, the Licence holder, AGD, was to produce a report by September 30, 2001, detailing the evaluation completed on the Grib Pipe. It is management's understanding that the report was issued by AGD September 30, 2001.

Under the Licence, a feasibility study must be prepared prior to commencing mining, which must be approved by Severgeolkom. If and when mining commences, annual mining plans must be prepared for presentation to Severgeolkom, and work must be performed on the Licence area in accordance with such plans and mined areas must be rehabilitated.

Verkhotina Diamond Venture Agreement (VDV Agreement)

Pursuant to the VDV Agreement with AGD, the Company acquired the right to earn a 40% interest in any profits from the Verkhotina Area. The VDV Agreement (prior to subsequent amendment) requires the Company to fund all exploration and evaluation costs, the costs of completing feasibility studies on the Verkhotina Area, the funding of all agreed-to expenses associated with the registration and maintenance of the Licence, and all Licence fees, bonuses and payments for geological information until such time as the decision is made to place the Verkhotina Area into commercial production. As of December 31, 2002, these expenditures, including those for legal and certain administrative costs associated with the Licence transfer dispute, totaled approximately $20.0 million.

Under the VDV Agreement, if a feasibility study were to recommend commencement of commercial production, the parties further agreed to establish a Russian joint stock company (the "Stock Company"), of which the Company would own a 40% interest. AGD agreed to grant to the Stock Company sole and exclusive rights within the Verkhotina Area for the conducting of development and mining as determined as a result of the feasibility study. The parties would contribute through the Stock Company to all expenditures incurred in relation to the Verkhotina Project in proportion to their respective interests in the Stock Company.

At the time of formation of the Stock Company, the prior expenditures of each of the parties were to be reflected in the initial contributed capital. For this purpose, the past expenditures of AGD were estimated to be approximately US$20 million, subject to such expenditures being substantiated and verified by independent audit. All profits derived from commercial mining are to be distributed between the parties in proportion to their share holding interest in the Stock Company. Should the Company withdraw from the VDV Agreement, the Company will be required to reassign its interest to AGD without compensation. Should the Company breach its financial obligations under the VDV Agreement, AGD has a right to withdraw from the VDV Agreement.

Establishment of the Russian Joint Stock Company, AB

In anticipation of changes to Russian Legislation which would allow for the transfer of the Licence under certain circumstances, in February 1994, the Company and AGD signed the Memorandum amending the VDV Agreement and which, among other matters, set out the ownership structure of a Russian joint stock company and provided for AGD to transfer the Licence to such joint stock company. In May 1994, pursuant to such amended VDV Agreement, the Company and the other parties to the project incorporated the Russian joint stock company, AB, with AGD owning 50%, the Company owning 40% and IBME Ltd. owning 10% of the ordinary shares. At the time that AB was incorporated, the initial capitalization was 10.0 billion rubles with 1 million common shares issued to the parties in proportion to ownership percentage. Of the initial capitalization, the Company's contribution was 4.0 billion (approximately $664,000 at the historical exchange rate) comprised of technical expertise (3.5 billion rubles or approximately $580,000 at the historical exchange rate) and 500 million rubles in cash (approximately $83,000 at the historical exchange rate).

By means of a public offering through a prospectus in 1994, AB issued 300,000 preferred, non-voting shares with a par value of 20,000 Russian rubles each, at a price of 40,000 Russian rubles each. Effective December 1996, the offering was closed and no preferred shares have been subsequently issued.

As of December 31, 2002, AB had received 1.66 billion Russian rubles (approximately $274,000 at the historical exchange rate and $52,000 at the exchange rate at December 31, 2002) in cash relating to the issuance of 41,500 preferred shares and had received promissory notes in the aggregate amount of
10.34 billion Russian rubles (approximately $1,712,000 at the historical exchange rate and $325,000 at the exchange rate at December 31, 2002) relating to the issuance of 258,500 preferred shares. All amounts for Russian rubles are before the January 1, 1998 re-denomination of 1,000 old rubles for 1 new ruble.

The terms of the preferred shares, according to the prospectus and the AB Charter, include the right of preferred shareholders to receive dividends of not less than 10% per annum of the shares' nominal value. According to the AB Charter, the preferred shares of AB are not cumulative preferred shares. While the AB Charter contains no specific provisions which provide for the accumulation of unpaid dividends, it does refer back to its prospectus. The provisions of the prospectus are not clear, and it cannot be completely excluded that a Russian court might decide that the preferred shares are cumulative.

As no shareholders' resolution has been passed to pay any dividend on the preferred shares, the owners of the preferred shares have the same voting rights as the common shareholders. When the first full dividend on the preferred shares is paid by AB, preferred shareholders will have voting rights only as regards a limited number of matters such as voting on liquidation or reorganization of AB and voting on amendments or additions to the AB Charter that restrict the rights of such preferred shareholders. While preferred shareholders have the same voting rights as the common shareholders, the Company has the right to vote an aggregate of 32.4% of the voting shares of AB on a fully diluted basis.

On August 7, 2001, the Russian President signed amendments to Russia's existing legislation on joint stock companies that may dramatically affect the ownership and operation of AB, the Company's 40 percent owned company established in 1994. Among other things, the new amendments, which become effective January 1, 2002, provide that a shareholder that has more than 50 percent of the shares has full control over the management of the joint stock company and may elect the board of directors, the director general and the chief accountant at its sole discretion. As a result of this legislation, it is possible that AGD could gain complete control of AB sometime in the future and employ the well-known Russian business practice of issuing large quantities of new shares to themselves that will effectively dilute the Corporation's current 40 percent shareholding to a negligible amount, contrary to the original charter and agreement amongst AGD, the Company and IBME.

Russian law provides inter alia the following condition for the transfer of a mineral licence to a subsidiary of a subsoil user. The shareholding of the previous subsoil user in the charter capital of such subsidiary at the moment of re-registration of a licence must be at least 50%. The total shareholding of AGD in AG has decreased below 50% (following a decrease in its holding of preferred shares), as a result of which AB does not currently qualify as a company to which the Licence can be transferred.

Licence Dispute

During May 1995, new Russian legislation was introduced which, in the view of the Company, enabled AGD to transfer the Licence in accordance with the Memorandum. Although AGD has disputed the legality of this legislation, in April 1997, the AGD Board of Directors resolved that the transfer of the Licence to AB would take place upon completion and payment by the Company of an agreed upon work program (the "Work Program") on the Verkhotina Area for 1997 and the first quarter of 1998 and that a supplemental agreement would be prepared to record this. In December 1997 the Work Program was agreed upon by the parties, and in

March 1998, the General Director of AGD confirmed to the Company that that the Company had satisfied all of its requirements regarding the Work Program. However, no supplemental agreement was provided by AGD to the Company and transfer of the Licence to AB as resolved by the AGD Board did not take place.

The Company repeatedly failed in its attempts to get AGD to transfer the Licence to AB and in June 1998 the Company advised AGD that a dispute existed and that it was temporarily suspending further funding for the Verkhotina Area as from July 1, 1998 until AGD complied with its contractual obligations. AGD has continued to perform exploration in the area and, as a result of this the Company began accruing the costs for continuing exploration work as invoiced by AGD associated with the Verkhotina Area.

As the parties were unable to reach an agreement concerning Licence transfer, in August 1998 the Company commenced international arbitration of the matter in Stockholm as provided for in the VDV Agreement. The Arbitration Tribunal (the "Tribunal") was constituted and unanimously accepted preliminarily jurisdiction of the dispute.

In 1998, it became public knowledge that Open Joint Stock Company LUKoil, the largest oil company in Russia and one of the largest oil companies in the world, had acquired a controlling interest in AGD. With the assistance of the Russian Government, agreement was reached between the Company and AGD in 1999 that, among other matters, the Company would, within a period not to exceed 180 days, transfer or re-register the Licence to a new Russian joint stock company to be established, of which the Company would also own a 40% interest. At a meeting at which senior representatives of the LUKoil group participated, the Board of AGD unanimously approved the terms and the 1999 Agreement was executed July 15, 1999. As part of the 1999 Agreement, the Company agreed to suspend international arbitration for 180 days, after which time the arbitration would be discontinued if the Licence had been transferred under the terms of the 1999 Agreement.

Within weeks of executing the 1999 Agreement, AGD brought forth new demands requesting the right, but not the obligation, to jointly fund the Verkhotina project through completion of the feasibility study, the right to reimburse the Company for 50% of its past costs, and the right to appoint the General Director of AGD on an alternating basis if they did so fund and reimburse. As all previous agreements, including the 1999 Agreement, specifically contemplated that these rights and obligations were to be held or borne solely by the Company, these new AGD requests erected new roadblocks in effecting transfer of the Licence.

In January 2000, with the transfer of the Licence having not been completed within the allotted 180-day period, the Company formally filed a request with the Tribunal to reinstate the arbitration proceedings. The Company subsequently filed its detailed statement of case on April 14, 2000. After several legal submissions by both parties, the Tribunal established February 26, 2001 as the final date for submission of pleadings.

During the week of March 5, 2001 the Tribunal heard the Company's claim in regard to AGD's alleged non-performance of the amended VDV Agreement and its obligation to transfer the Licence to the Russian joint stock company referred to in the Memorandum. On the basis of new arguments put forward by AGD, the Tribunal agreed to hear new arguments as to its jurisdiction over the dispute.

On June 27, 2001, the Tribunal issued a split ruling that the dispute was not arbitrable in Sweden, a finding that overturned their 1999 acceptance of jurisdiction over the dispute. The Company filed a Summons Application with the Swedish District Court on July 23, 2001, seeking to determine the majority arbitrators' competence regarding their majority decision of "no jurisdiction," and in May 2002, the Swedish District Court accepted the Corporation's petition. Detailed pleadings now been submitted by both parties. Submission of pleadings was postponed a number of times upon the request of both parties and, consequently, the main hearing scheduled for mid-December 2002 was postponed. A new pre-trial hearing is scheduled for June 2, 2003. A date for a main hearing is not yet fixed, however, this is not likely to take place before autumn 2003.

On August 23, 2001, LUKoil, the 74.1% owner of AGD, filed claims with the Arbitration Court of the Arkhangel'sk Region in the Russian Federation ("Arbitration Court") seeking a ruling, in the case of the first claim, that the arbitration provisions in the VDV Agreement are invalid and, in the case of the second claim, that the 1999 Agreement is invalid. In addition, on August 31, 2001, AGD filed a claim with the Arbitration court of the Arkhangel'sk region seeking a ruling that the Memorandum be declared not concluded and invalid and, further, on January 14, 2002, AGD filed a claim with the same court to terminate the VDV Agreement on the grounds that the VDV Agreement funding provisions have been breached by the Company.

During 2002, a number of hearings were held with respect to these claims. First, on March 21, 2002, the Arbitration Court at first instance rejected the claim brought by LUKoil that the arbitration clause in the VDV Agreement be declared invalid and this decision was not appealed. Second, on May 21, 2002, the Arbitration Court at first instance dismissed LUKoil's claim to have the 1999 Agreement declared invalid, finding that the 1999 Agreement is valid, and this decision was also not appealed. Third, AGD's petition that the Memorandum be declared unconcluded and invalid was initially remanded until July 26, 2002, at which hearing original specimens of AGD's signatory to the Memorandum, Dr. Grib, were presented to the Arbitration Court for examination by handwriting experts. The case was subsequently again remanded until such examination could be completed. On October 1, 2002, the hearings with respect to AGD's claims concerning the VDV Agreement were suspended until a final decision regarding the Memorandum came into force at which time the hearing would recommence. On October 28, 2002, the Arbitration Court ruled that the Memorandum between the Company and AGD is unconcluded. The decision was appealed by the Company in November 2002 was heard on January 23 and 27, 2003. The Arkhangel'sk Court of Appeal rejected the appeal, whereupon the original decision declaring the Memorandum unconcluded (and hence of no force and effect as a matter of Russian law) entered into force on February 4, 2003. A second level appeal against the decision was filed with the St. Petersburg Court of Cassation on March 23, 2003, and this case is pending. Following the entering into force of the decision declaring the Memorandum unconcluded, on February 4, 2003, the Arbitration Court resumed consideration of AGD's claim to terminate the VDV Agreement on the grounds that the Company has breached its funding obligations. Hearings in this case are scheduled to commence on April 28, 2003.

As a direct result of the actions by LUKoil and AGD, in November 2001 the Company filed a lawsuit in the Denver District Court, State of Colorado, against LUKoil and AGD (the "Defendants") seeking to recover in excess of $1 billion in damages for harm caused by a scheme of fraud, breach of contract, civil conspiracy and related claims. On October 15, 2002 the Denver District Court issued an order dismissing the Company's action against LUKoil and AGD based solely on a determination that it lacked personal jurisdiction over the
Defendants, but rejecting all of the Defendants' other arguments on jurisdiction. As the Company believed that the Court's decision was erroneous for a number of reasons, including the Court's failure to consider the Company's fraud and other tort claims against LUKoil and AGD as a basis for personal jurisdiction, on November 27, 2002, the Company filed a motion with the Colorado Court of Appeals appealing the October 15, 2002 decision. The appeal is likely to be heard during the last quarter of 2003.

Rock Formations and Mineralization of the Arkhangel'sk Region

The regional geology of the Winter Coast region of the northwest Russian Federation comprises Archaean to Lower Proterozoic crystalline basement rocks of the Kuloi Craton, which is one of several cratonic fragments in the region. Kimberlites in the region are typified by extensive alteration to red clays to depths of up to 1000m below surface and by having extremely low concentrations of the typical kimberlitic indicator minerals.

Discovery of the Grib Pipe Deposit within the Verkhotina Area

The diamondiferous kimberlitic Grib Pipe deposit was discovered within the Verkhotina Area in February 1996 when Hole 441 intersected 38m of kimberlite. Approximately 85kg of core material were recovered producing 0.075 carats of diamonds and yielding a grade of 88 carats per 100 tonnes. Magnetic surveys indicated a large geophysical anomaly possibly consisting of three distinct zones. The Company commenced a delineation drilling program on the first of these zones, containing the Grib Pipe, to quantify the pipe's overall extent, grade and quality.

Work Completed on the Grib Pipe Deposit

Since the discovery of the Grib Pipe deposit, 68 boreholes intersecting diamondiferous material and totaling 19,557m (64,100ft) have been drilled. This fieldwork has included the drilling of five wide-diameter (560mm) holes, 36 vertical (112mm) holes (originally drilled on 80m centers and later with in-fill drilling on approximately 50m centers), and 27 angle (112mm in diameter) holes. Overlain by an average of 67m of overburden, the areas of the crater and diatreme facies are 16h and 11h, respectively, as projected to the surface of the ground. The higher-grade diatreme facies has been shown to persist to at least 500m below surface and remains open at depth.

Bulk sampling based on recovery of diamondiferous material from the wide-diameter holes was completed to an average depth of 300m. Two wide-diameter holes, in addition to the five for which drilling has been completed, were started in 1999 but were subsequently conserved by casing at the top of the crater facies until funding by the Company resumes. The bulk sampling program is designed to provide large tonnages of sample material for grade and value confirmation with each hole yielding approximately 150 tonnes of diamondiferous sample.

The initial vertical hole drilling program, completed in 1998, was designed to determine both the approximate lateral extent and depth of the crater and diatreme facies, to gather necessary data to support mine planning efforts, and to supplement technical data from bulk sampling programs.

The angle hole program provided improved definition of wallrock contacts as well as other geotechnical characteristics and the 3D shape of the pipe as is required for mine planning and design.

Although the Company suspended funding in July 1998, work was continued by AGD on the Grib Pipe deposit until June 1999 when all previously acquired consumables were depleted. To date the Company has received data for approximately 890 tonnes of kimberlite sample material that has been recovered and processed. From this material, nearly 13,920 (+1mm) diamonds weighing 726 carats were recovered. The Company is close to attaining its established objective of recovering a minimum of 1000 carats for valuation purposes in support of a final feasibility study.

To the date of suspension of the financing in July 1998, the Company had spent $8.1 million on the work programs on the Verkhotina Area.

Planned Exploration Activities

During the summer of 1999, the Company tentatively agreed with AGD on a fieldwork program on the Verkhotina Area for calendar year 2000. The proposed work on the Grib Pipe was developed so as to provide adequate data for the completion of a Russian feasibility study within about fifteen months of commencement and lead directly into the preparation of a Western feasibility study. Such a program would have included the drilling of select anomalies on the Verkhotina Area plus additional delineation drilling and the completion of a detailed hydro-geological drilling program; engineering and environmental studies; financial and legal analyses; and the preparation and submission of appropriate documentation as required for Russian State Expert Review and approval by the State Mineral Reserves Committee.

At that time, the Company estimated the cost of the proposed program to be approximately $4 million, which included $2.1 million for work conducted by AGD on the Grib Pipe deposit from July 1998 through June 1999. Due to the ongoing dispute regarding the transfer of the Licence, however, the proposed work program was not conducted. It is reported, but independently unsubstantiated by the Company, that AGD has completed some exploration on the Verkhotina Area subsequent to 1999. Assuming the dispute with AGD regarding transfer of the Licence can be satisfactorily resolved, the Company will need to review all work done on the property to date and the parties will need to agree on a revised fieldwork program.

Plant and Equipment

In the mid 1980s, AGD constructed a kimberlite processing facility in Pomorye to process regional ores. The Company and AGD have continued to primarily use this facility for processing of samples from the Grib Pipe deposit. Pomorye is accessible on a year round basis by road or helicopter.


ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2002 and notes thereto appearing under "ITEM 17 - FINANCIAL STATEMENTS" and listed under "ITEM 19(a) - Exhibits."

A.       Operating Results

The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Material measurement differences resulting from the application of generally accepted accounting principles in the United States are described in Note 12 to the consolidated financial statements.

Under Canadian GAAP and accounting policies of the Company, expenditures to acquire mineral properties and incur exploration costs are capitalized pending the determination and production of commercially recoverable reserves. Administration costs are generally expensed in the year that they are incurred.

During the year ended December 31, 2001, the Canadian Institute of Chartered Accountants, Accounting Guideline 11 - Enterprises in the Development Stage, became effective for the Company. As a result of the impairment evaluation requirements in the Guideline, combined with the disputes concerning the Verkhotina mineral property and the Company's extended delay in exploration activity, the Company wrote down deferred mineral property costs and exploration costs, net of a reversal of accrued Verkhotina exploration costs that would arise from the VDV Agreement as amended (see Note 4 to the Financial Statements contained in Item 19. FINANCIAL STATEMENTS), to a nominal value of $1. The Company continues to believe there is significant potential value in the Verkhotina mineral property. However, the Company believes the write-down is prudent given the nature of the legal proceedings and extended length of time to reach an outcome thereof. During the year ended December 31, 2002, mineral property costs incurred with respect to the resolution of the licence dispute have been expensed.

Critical Accounting Policies
----------------------------

Management periodically reviews the carrying value of its investments in mineral leases and properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based on many factors including general and specific assessment of mineral reserves, anticipated future mineral prices, the anticipated costs of developing a producing mine, the expiration term, if any, of leased mineral properties and the general likelihood that the Company will continue exploration. The Company does not set a pre-determined holding period for properties with unproven reserves. However, properties that have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if the future exploration is warranted and their carrying values are appropriate. If there has been a delay in exploration activity that extends beyond three years, the Company writes off any exploration or acquisition costs related to that property unless persuasive evidence exists to the contrary.

If an area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale or significant uncertainty exists as to access and operations, the related costs are charged against operations in the year of abandonment or determination of value. The amounts recorded as mineral leases and properties and deferred exploration costs represent costs to date less write-downs and do not necessarily reflect present or future values.

The Company's consolidated financial statements have been prepared assuming the Company will continue on a going concern basis. To date, the Company has not generated revenue from its principal business activities and has relied on equity financing to meet its obligations. The ability of the Company to continue as a going concern is dependent on continuation of the Company's interest in the underlying mineral claims, the discovery of economically recoverable reserves, the continued financial support of the controlling shareholder, the ability of the Company to obtain necessary financing to complete exploration and, ultimately, development and future production.

Fiscal Year Ended December 31, 2002 Compared to the Fiscal Year Ended December 31, 2001

The Company incurred a loss of $3,856,070 for the year ended December 31, 2002, compared to a loss of $18,677,461 for the same period ended December 31, 2001. The loss per share for the year ended December 31, 2002 was $0.09 compared to $0.44 for the year ended December 31, 2001. The significant decrease in loss of $14,821,391 is primarily attributable to the absence of the write-down of deferred exploration and mineral property cost of $18,145,299 which occurred in 2001, which was offset by 2002 restructuring costs of $267,830 relating to the change in management control that occurred when Cencan S.A. became the controlling shareholder and mineral property costs of $2,256,293. During the
year  ended  December  31,  2002,   the  Company   adopted  the  new  accounting
recommendations with respect to stock-based compensation. As a result, $1,347,776 of stock-based compensation, representing the fair value of stock options granted, to be granted, or modified, to non-employees of the Company during 2002 was expensed. Of this amount $955,776 has been recorded in administration costs and $392,000 in mineral property costs - legal and permits.

Administration costs during the year ended December 31, 2002 versus the same period ended December 31, 2001 increased $712,724 from $629,870 in 2001 to $1,342,594 in 2002. Apart from the increase resulting from stock-based compensation expense, the decrease in administration cost was primarily due to decreased Investor relations, Office administration, Salaries and benefits,

Consulting and Travel costs. Investor Relations costs decreased from $52,115 in 2001 to $2,778 in 2002 due to the elimination of the investor relations consulting position due to the lack of shareholder activity. Office administration costs were reduced from $128,366 for the year ended December 31, 2001 to $87,580 for the same period in 2002 primarily due to decreased insurance coverages and associated premiums, the absence of the office moving costs during first quarter 2001 and an overall cutback in office spending in 2002 due to limited funds. Salaries and benefits decreased significantly from $209,905 during 2001 to $119,095 in 2002 due to the voluntary salary reductions agreed to by the former officers of the Company, which also decreased related payroll taxes and other employee benefit programs. Consulting costs decreased by $26,010 to $35,523 for the year ended December 31, 2002 due to the decrease in board of director's fees due to the resignation of two board members during the year. Travel costs were reduced for the year ended December 31, 2002 to $19,043 from $50,118 in 2001 due to the elimination all non-essential travel in 2002. Interest income decreased $87,031 from $97,708 in 2001 to $10,677 in 2002 as a result of lower cash balances during the year and lower interest rates.

During the year ended December 31, 2002, $nil was capitalized as deferred exploration relating to the Verkhotina Area, compared to $1,630,090 for the year ended December 31, 2001. During 2002, all costs associated with the Verkhotina property were expensed as mineral property costs, which totaled $2,256,293 for the year including $392,000 in stock-based compensation. The change in costs associated with the Verkhotina property included slightly higher legal fees, including stock-based compensation, associated with the litigation, offset by lower holding costs.

Fiscal Year Ended December 31, 2001 Compared to the Fiscal Year Ended December 31, 2000

The Company had a loss of $18,677,461 during the fiscal year ended December 31, 2001, compared to a loss of $429,784 for the same period ended December 31, 2000. The loss per share for the fiscal year ended December 31, 2001 was $0.44 compared to $0.01 for the fiscal year ended December 31, 2000. The significant increase in loss is primarily attributable to the write-down of deferred exploration and mineral property cost of $18,145,299.

Administration costs during the year ended December 31, 2001 versus the same period ended December 31, 2000 decreased $61,858 from $691,728 in 2000 to $629,870 in 2001. Administration costs were reduced primarily due to lower costs in the areas of Investor Relations, Printing and Shareholder Information and Travel. Investor Relations costs decreased from $98,440 in 2000 to $52,115 in 2001 due to the decreased use of the investor relations consultant resulting from limited shareholder activity during the period of arbitration and subsequent ruling in 2001. Printing and Shareholder Information costs decreased from $30,553 for the year ended December 31, 2000 to $18,070 for the same period in 2001, primarily due to the simplification of the 2000 annual report. Travel costs were reduced for the year ended December 31, 2001 to $50,118 from $61,994 in 2000 due to the overall effort to eliminate all non-essential travel. These reductions in Administrative costs were partially offset by increased Office Administration costs of $128,366 in 2001 versus $116,109 in 2000 due to higher insurance premiums. Interest income decreased $164,236 from $261,944 in 2000 to $97,708 in 2001 as a result of lower cash balances during the year and lower interest rates.

During the year ended December 31, 2001, $1,630,090 was initially capitalized as deferred exploration costs relating to the Verkhotina Area, compared to $1,155,112 for the year ended December 31, 2000. Costs associated with the Verkhotina Area increased in 2001 primarily due to the increase in Permits and Legal fees from $591,420 in 2000 to $1,092,278 in 2001 as a result of the work performed for the arbitration hearing in March 2001, the subsequent appeal, and the work performed relating to the lawsuit filed against the Company in Russia.

During the year ended December 31, 2001, the Canadian Institute of Chartered Accountants, Accounting Guideline 11 - Enterprises in the Development Stage became effective for the Company. As a result of the impairment evaluation requirements in the Guideline, combined with the disputes concerning the Verkhotina mineral property and the Company's extended delay in exploration activity, the Company wrote down the capitalized deferred mineral property and exploration costs of the Verkhotina project to $1 at December 31, 2001. The reversal of associated accrued liabilities related to Verkhotina were netted against the deferred exploration write-down, resulting in a net charge to operations of $18,145,299.


B.       Liquidity and Capital Resources

The Company is in the exploration stage on the Verkhotina Area project and therefore has no cash flow from operations. The level of exploration activities is determined by results from the project and the availability of capital resources, the sources of which are not predictable. To date, the Company has received funding from various investors. The Company's long-term financial success will be dependent on whether it is able to discover and exploit economically viable mineralization on its properties. Such developments may take years to complete, and the amount of the resulting income is difficult to determine with any certainty. The sales value of any minerals discovered by the Company is largely dependent on factors beyond the Company's control.

Net proceeds of $1,890,106 were received upon the completion of a private placement of 30,000,000 Common Shares in the capital stock of the Company at Cdn$0.10 per share, in December 2002, of which 28,000,000 Common Shares were placed with Cencan S.A., a wholly-owned subsidiary of De Beers S.A. The Company currently has working capital sufficient for its requirements until about September 2003. As additional funding for future operations will be required, the Company is considering various financing options.

The Company had working capital of $608,297 as of December 31, 2002 compared to $1,221,964 as of December 31, 2001. As of December 31, 2002, the Company had $1,925,688 in cash and equivalents compared with $1,379,480 as of December 31, 2001. The decrease in working capital is due to increased accrued liabilities relating to litigation of $1,025,000, deferred compensation payable of $192,252 and cash used for operations of $1,341,830, which were partially offset by completion of a private placement in December 2002, of 30,000,000 Common Shares of the Company at Cdn$0.10 per share, for net proceeds of $1,890,106. As at December 31, 2002, the Company's cash and cash equivalents are substantially denominated in Canadian dollars.

During the summer of 1999, the Company tentatively agreed with AGD on a fieldwork program on the Verkhotina Area for calendar year 2000. Such a program would have included the drilling of select anomalies on the Verkhotina Area plus additional delineation drilling and the completion of a detailed hydro-geological program on the Grib Pipe. The proposed work on the Grib Pipe was developed so as to provide adequate data for the completion of a Russian feasibility study within about fifteen months of commencement and lead directly into the preparation of a Western feasibility study. At that time, the Company estimated the cost of the proposed program to be approximately $4 million, which includes all or part of the $2.1 million for work conducted by AGD on the Grib Pipe from July 1998 through June 1999. Due to the ongoing dispute regarding the transfer of the Licence, however, the proposed work program was not conducted. It is reported, but independently unsubstantiated by the Company, that AGD has completed some exploration on the Verkhotina Area subsequent to 1999. Assuming the dispute with AGD regarding transfer of the Licence can be satisfactorily resolved, the Company will need to review all work done on the property to date and the parties will need to agree on a revised fieldwork program.

During the 2003-2004 timeframe, it is the Company's intention to conserve cash wherever it can while pursuing the appeal it has filed in the United States against LUKoil and AGD and pursuing negotiations in Russia. Should a settlement of some nature take place or should the various legal proceedings continue, it is fully expected that the Company will be successful in raising the required funds to meet its operating requirements.

From the inception of the project in 1993, approximately $20.0 million, including accruals, has been invested by the Company in the acquisition and exploration of the Verkhotina Area, for legal and certain administrative costs with respect to the Licence transfer dispute, and on the delineation of the Grib Pipe deposit itself.


C.       Research and Development, Patents and Licences, etc.

As the Company is in the exploration stage, with no producing properties, the information required by this section is not applicable.


D.       Trend Information

As the Company is in the exploration stage, with no producing properties, the information required by this section is not applicable.

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES


A.       Directors and Senior Management

The following table sets forth, as of May 2, 2003, the names of the directors and senior management of the Company and the offices held by them. There are no family relationships between any director or member of senior management and any other director or member of senior management.


--------------------------------------------------------------------------------------------------------------------
Name                        Age     Position and Offices with the Company              Date of First Appointment
--------------------------------------------------------------------------------------------------------------------
  Gary M. Ralfe              58     Chairman and Director                                    Dec. 19, 2002
--------------------------------------------------------------------------------------------------------------------
  Raymond A. Clark           53     Chief Executive Officer, President and Director          Dec. 19, 2002
--------------------------------------------------------------------------------------------------------------------
  David Massola              43     Chief Financial Officer and Corporate Secretary          Dec. 19, 2002
--------------------------------------------------------------------------------------------------------------------
  Michael J.M. Farmiloe      56     Director                                                 Dec. 19, 2002
--------------------------------------------------------------------------------------------------------------------
  L. Lamont Gordon(1)(2)     71     Director                                                 Mar. 25, 1997
--------------------------------------------------------------------------------------------------------------------
  Clive Raymond Hartz(1)(2)  58     Director                                                 July 31, 1997
--------------------------------------------------------------------------------------------------------------------
  Robert Shirriff(1)(2)      72     Director                                                 Dec. 19, 2002 (3)
--------------------------------------------------------------------------------------------------------------------

(1)  Member of the Audit Committee.
(2)  Member of the Corporate Governance Committee.
(3) Mr.  Shirriff had  previously  served as Chairman and Director from July 22,
1998 to June 20, 2002.



The following is a brief description of the principal business activities of the directors and senior management of the Company:

Gary M. Ralfe

Mr. Ralfe, Managing Director De Beers S.A. since January 1998, joined the Board of Directors of the Company in December 2002 and is the Company's Chairman. He has also served as a Director of De Beers Consolidated Mines Ltd. since March 1990, and as a Director of De Beers Centenary AG since May 1990, both private subsidiaries of De Beers S.A., the world's largest diamond miner and marketer and an investment holding company owned by Anglo American plc, Debswana Diamond Company (Proprietary) Ltd. and Central Holdings Ltd. Mr. Ralfe has been a Director of Consolidated Co Bultfontein Mine, which company trades on the London Exchange, since May 1998.

Raymond A. Clark

Mr. Clark joined the Board of Directors of the Company in December 2002 and is President and Chief Executive Officer. He has been with the Diamond Trading Co. Ltd. ("DTC") since 1985, first as Head of Information Services from 1985 to 1994, and then as Head of the Moscow Office of the London-based rough diamond marketing arm of the De Beers Group. DTC sources the rough diamonds from the De Beers Group of mines and through agreements with other mining companies. DTC currently sorts and values about two-thirds of the world's annual supply of rough diamonds by value.

David Massola

Mr. Massola was appointed Chief Financial Officer and Corporate Secretary to the Company in December 2002. He has been Chief Financial Officer of De Beers Canada Corporation since August 2001. Prior to his appointment at De Beers, Mr. Massola was employed by BHP Minerals from September 1981 through August 2001 and served in various financial positions including Vice President, Finance, of BHP Diamonds Inc. from April 1997 to August 2001.

Michael J.M. Farmiloe

Mr. Farmiloe joined the Board of Directors of the Company in December 2002. He has been a Director of Diamond Trading Co. Ltd. ("DTC"), the London-based rough diamond marketing arm of the De Beers Group, since 1995, a director of De Beers Centenary since April 2002 and a member of the Executive Committee of the De Beers Group since 2002. DTC sources the rough diamonds from the De Beers Group of mines and through agreements with other mining companies. DTC currently sorts and values about two-thirds of the world's annual supply of rough diamonds by value.

L. Lamont Gordon

Mr. Gordon was elected to the board of the Company in July 1997. In 1978, he founded Gordon, Lloyd-Price Investments Ltd., a securities dealer, and still serves as Chairman and a director thereof. In September 1987, he joined Sprott Securities Limited, a securities dealer, and served as its Chairman and a director until December 31, 2001. He has been a director of Zoom Telephonics Inc. since June 1992 and Gulf International Minerals Ltd. since August 1999.

Clive Raymond Hartz

Mr. Hartz joined the Company as a director in March 1997. In 1976, Mr. Hartz established Commercial Properties Group, a company engaged in real estate development, construction and mining. Mr. Hartz is Chairman and Managing Director of the Commercial Properties Group and the Commercial & General Capital Group of Companies, a diverse private investment group based in Perth, Western Australia, with interests in property, mining, construction and financial services. He was a director of Fibertel Limited (formerly International Mineral Resources N.L.) from October 1997 to March 2000. He has been Chairman, Chief
Executive Officer and President and director of International Green Ice Inc. since December 1999 and a director of Great Southern Resources Pty. Ltd. since July 2000.

Robert Shirriff

Mr. Shirriff re-joined the Board of Directors in December 2002. He previously served as Chairman and Director from July 1998 to June 2002. He has been a partner in the law firm of Fasken Martineau DuMoulin LLP since 1965 and is now of Counsel to the firm. Mr. Shirriff has been a director and secretary of Chamberlain Lake Limited since May 1970; a director of Diapros Canada Inc. since October 1977; a director of De Beers Canada Exploration Inc. since May 1980 and Chairman since February 1996; a director and Chairman of De Beers Canada Corporation since June 2000; a director and Chairman of De Beers Canada Mining Inc. since August 2000; and a director of AXMIN Inc. since November 2001.


B.       Compensation

During the fiscal year ended  December  31,  2002,  the Company  paid a total of
$168,000   in  cash   compensation   to  its   directors   and  members  of  its
administrative, supervisory or management bodies, as follows:

                                           Summary Compensation Table

-------------------------------- -------------------------------------- ------------------ -----------------------
Name of Director                 Principal Position with the Company     Salary Paid in    All Other Compensation
                                                                        Fiscal Year 2002            ($)
                                                                               ($)
-------------------------------- -------------------------------------- ------------------ -----------------------
Gary M. Ralfe                    Chairman and Director                               Nil            Nil
-------------------------------- -------------------------------------- ------------------ -----------------------
Raymond A. Clark                 President, CEO and Director(1)                      Nil            Nil
-------------------------------- -------------------------------------- ------------------ -----------------------
Timothy J. Haddon                President , CEO  and Director(1)                $84,000            600 (2)
-------------------------------- -------------------------------------- ------------------ -----------------------
David Massola                    CFO and Corporate Secretary(3)                      Nil            Nil
-------------------------------- -------------------------------------- ------------------ -----------------------
Gary E. Davis                    CFO and Corporate Secretary(3)                  $84,000            Nil
-------------------------------- -------------------------------------- ------------------ -----------------------
Michael J.M. Farmiloe            Director                                            Nil            Nil
-------------------------------- -------------------------------------- ------------------ -----------------------
Robert Shirriff                  Director                                            Nil            Nil
-------------------------------- -------------------------------------- ------------------ -----------------------
L. Lamont Gordon                 Director                                            Nil          5,000 (4)
-------------------------------- -------------------------------------- ------------------ -----------------------
Clive Raymond Hartz              Director                                            Nil          5,000 (4)
-------------------------------- -------------------------------------- ------------------ -----------------------
Alasdair Pein (5)                Director                                            Nil            Nil
-------------------------------- -------------------------------------- ------------------ -----------------------
Richard Wake-Walker              Director                                            Nil          5,000 (6)
-------------------------------- -------------------------------------- ------------------ -----------------------

(1)  Mr. Haddon served as Chief  Executive  Officer and President  from November
     28, 1997 to December  19,  2002.  Mr.  Raymond  Clark was  appointed  Chief
     Executive Officer and President on December 19, 2002 but was not paid any compensation for the balance of the fiscal year. Mr. Haddon's employment was terminated effective December 19, 2002.
(2) This amount constitutes life insurance premiums for a life insurance policy naming the Corporation as beneficiary.
(3)  Mr.  Davis  served as Chief  Administrative  Officer  from July 31, 1997 to
     November 28, 1997, Acting Chief Financial Officer from November 28, 1997 to
     July 22, 1998, Corporate Secretary from July 31, 1997 to December 19, 2002,
     Acting Chief Financial Officer from November 28, 1997 to July 22, 1998, and
     Chief Financial  Officer from July 22, 1998 to December 19, 2002. Mr. David
     Massola was appointed  Chief Financial  Officer and Corporate  Secretary on
     December 19, 2002 but was not paid any compensation for the balance of the fiscal year. Mr. Davis' employment was terminated effective December 19, 2002.


(4)  This compensation was accrued, but not paid.
(5)  Mr. Wake-Walker served as a Director until December 19, 2002.
(5) Mr. Pein served as a Director until June 20, 2002.This compensation, consisting of $5,000 for accrued 2001 fees and $5,000 for 2002 fees, was paid upon receipt of Mr. Wake-Walker's resignation from the Board on December 19, 2002.

During the fiscal year ended December 31, 2002, stock options were granted to directors and members of its administrative, supervisory or management bodies, as follows:

                              Summary Option Table

--------------------------- -------------- -------------------- --------------- ----------------
                                            Exercise Price of
                              Number of          Options        Expiry Date
Name                        Options Held      (Canadian $)      of Options      Purchase Price
--------------------------- -------------- -------------------- --------------- ----------------
Timothy J. Haddon             1,000,000           $0.10         Nov. 28, 2007         N/A
--------------------------- -------------- -------------------- --------------- ----------------
Gary E. Davis                    75,000           $0.23         Oct. 09, 2007         N/A
--------------------------- -------------- -------------------- --------------- ----------------
L. Lamont Gordon                 50,000           $0.23         Oct. 09/2007          N/A
                                100,000           $0.19         May 01, 2007          N/A
--------------------------- -------------- -------------------- --------------- ----------------
Clive Raymond Hartz              50,000           $0.23         Oct. 09, 2007         N/A
                                100,000           $0.17         May 09, 2007          N/A
                                100,000           $0.19         May 01, 2007          N/A
--------------------------- -------------- -------------------- --------------- ----------------
Richard Wake-Walker              50,000           $0.23         Oct. 09, 2007         N/A
                                 50,000           $0.17         May 09, 2007          N/A
                                100,000           $0.19         May 1, 2007           N/A
--------------------------- -------------- -------------------- --------------- ----------------

Beginning February 17, 1999, annual cash compensation to the Chairman in the amount of $7,500 and to each non-executive director in the amount of $5,000 was payable during the first quarter of the fiscal year for services to be rendered during the remainder of the fiscal year, as well as reimbursement for all related out-of-pocket expenses. As of November 24, 2000, payment of such fees to Directors was deferred until the transfer of the Verkhotina Licence is effected at which time each Director will receive payment of all fees so deferred.

Other than the figures shown in the above table, there was no deferred compensation payable to any directors and members of the Company's administrative, supervisory or management bodies. Directors performing work for the Company that is outside of that considered normal for directorship positions are reimbursed at the rate of $100 per hour, plus reimbursement of associated expenses. Other than as set out above, there were no deferred expenses due to related parties as of December 31, 2002.


C.       Board Practices


Directors and Officers Term of Office and Length of Service

The directors of the Company are elected annually and hold office until the next Annual Meeting of the shareholders of the Company or until their successors in office are duly elected or appointed. All directors are elected for a one-year term. All officers serve at the pleasure of the board of directors. The Company is scheduled to hold its 2002 Annual Meeting on June 12, 2003. The next Annual General Meeting of the Shareholders of the Company has not been scheduled but must be held no later than June 30, 2004.

Service Contracts with Directors and Officers

Currently, there are no directors' service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

Committees of the Board of Directors

Committees are appointed by the Board of Directors of the Company and its members hold office until removed by the Board of Directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment. The Company currently has an
Audit Committee and a Corporate Governance Committee. As there is no compensation paid to the current officers of the Company, nor any present intention to pay such compensation, there is no Compensation Committee.

The mandate of the Audit Committee is to:

     (i) ensure that at all times there are direct communication channels between the Audit Committee and the Company's auditors;

     (ii) provide oversight of the Company's financial management and of the design and implementation of an effective system of internal financial controls; and

     (iii)review and report to the Board of Directors on all audited financial statements prepared by the Company.

The role of the Corporate Governance Committee is to develop and monitor the Company's overall approach to corporate governance issues and, subject to approval by the Board of Directors, implement and administer the system. The Corporate Governance Committee is responsible for:

     (i) the development and annual updating of a long-term plan for the composition of the Board of Directors;

     (ii) the development and review, annually, of the Terms of Reference for the Board of Directors as a whole, each of the committees of the Board of Directors, the Chairman and the CEO, define any limitations imposed on any of those positions, and to make recommendations to the Board of Directors, as appropriate;

     (iii)authorizing a committee or an individual director to engage separate independent counsel and/or advisors at the expense of the Company;

     (iv) the assessment of the effectiveness of the Board of Directors as a whole, committees of the Board and the contribution of its individual members, and to make recommendations to the Board of Directors;

     (v) the periodical examination of the size of the Board of Directors and to recommend to the Board of Directors a program to increase or reduce the number of directors;

     (vi) recommending, in consultation with the CEO, for approval of the Board of Directors, new nominees for election to the Board of Directors and the establishment of a process for identifying and recruiting new directors; and

     (vii) providing an orientation and education program for new directors.


D.       Employees

During the fiscal year ended December 31, 2002, excluding Officers, the Company had one employee, in an administrative role, who worked out of the Company's executive office. No temporary or casual employees were retained by the Company during the last fiscal year. As at December 19, 2002, the Company had no employees.


E.       Share Ownership

The following table sets out the share ownership of those persons listed in subsection 6.B above and includes details of all stock options granted as of May 2, 2003. None of the stock options granted have been exercised.

--------------------------- ------------ -------------- ------------ --------------- ---------------- -----------
                             Number of   Percentage of
                              Common      Outstanding    Number of      Exercise
                            Shares Held  Common Shares    Options       Price of     Expiry Date of   Purchase
Name                                                       Held         Options      Options          Price
                                                                      (Canadian $)
--------------------------- ------------ -------------- ------------ --------------- ---------------- -----------
Timothy J. Haddon               9,000        3.46%        1,000,000       $0.10      Nov. 28, 2007    N/A
                                                          1,500,000       $0.11      Nov. 25, 2006    N/A
--------------------------- ------------ -------------- ------------ --------------- ---------------- -----------
Gary E. Davis                   2,100        1.63%           75,000       $0.23      Oct. 09, 2007    N/A
                                                            900,000       $0.11      Nov. 26, 2006    N/A
                                                            125,000       $0.50      Feb. 18, 2004    N/A
                                                             75,000       $0.50      Feb. 18, 2004    N/A
--------------------------- ------------ -------------- ------------ --------------- ---------------- -----------
L. Lamont Gordon                  Nil        0.35%           50,000       $0.23      Oct. 09/2007     N/A
                                                            100,000       $0.19      May 01, 2007     N/A
                                                             50,000       $1.00      Apr. 14, 2005    N/A
                                                             50,000       $1.00      Feb. 18, 2004    N/A
--------------------------- ------------ -------------- ------------ --------------- ---------------- -----------




                             Number of   Percentage of
                              Common      Outstanding    Number of      Exercise
                            Shares Held  Common Shares    Options       Price of     Expiry Date of   Purchase
Name                                                       Held         Options      Options          Price
                                                                      (Canadian $)
--------------------------- ------------ -------------- ------------ --------------- ---------------- -----------
Clive Raymond Hartz           603,000        0.35%           50,000       $0.23      Oct. 09, 2007    N/A
                                                            100,000       $0.17      May 09, 2007     N/A
                                                            100,000       $0.19      May 01, 2007     N/A
--------------------------- ------------ -------------- ------------ --------------- ---------------- -----------
Richard Wake-Walker               Nil        0.28%           50,000       $0.23      Oct. 09, 2007    N/A
                                                             50,000       $0.17      May 09, 2007     N/A
                                                            100,000       $0.19      May 1, 2007      N/A
--------------------------- ------------ -------------- ------------ --------------- ---------------- -----------



The Company currently maintains an equity incentive plan (the "Amended and Restated 1999 Equity Incentive Plan") adopted by the Board of Directors and ratified and approved by the disinterested Shareholders of the Company in February 2002 (the "Plan"). The Plan authorizes the Board of Directors to grant incentive stock options to directors, officers, consultants, and employees of the Company (including an employee who is an officer and director) of the Company or any subsidiary thereof, in accordance with the terms of the Plan and the rules and policies of the TSX Venture Exchange. Under the terms of the Plan, the aggregate number of Common Shares reserved for issuance to any person may not exceed 5% of the number of outstanding Common Shares, subject to the approval of the disinterested shareholders of the Company, and the term of any option is not to exceed ten years from the date of grant.


ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS


A.       Major Shareholders

To the knowledge of the Company, as at May 2, 2002, no person, corporation, foreign government or any other Pursuant to the terms of the private placement completed in December, 2002, Cencan S.A., a Luxembourg company and wholly-owned subsidiary of De Beers S.A., subscribed for 28,000,000 Common Shares, representing 38% of the total issued share capital of the Company at a price of $0.10 per share. Cencan S.A. also concurrently acquired 17,305,226 Common Shares in a private transaction with the Company's then-controlling shareholder, Task Holdings Limited. As a result of these transactions Cencan S.A. acquired ownership and control of a total of 45,305,226 Common Shares, representing 62.7% of the Company's issued and outstanding share capital and as such can be considered to control the Company.

To the knowledge of the Company, as at May 2, 2002, no other person, corporation, foreign government or any other natural or legal person(s) severally or jointly, beneficially own, directly or indirectly, or exercises control or direction over Common Shares carrying more than 5% of voting rights attached to all outstanding shares of the Company, and the Company is not controlled by any other person.


There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change of control of the Company. The Company's major shareholders do not have different voting rights than other shareholders.

As of May 2, 2003, there were 72,234,558 Common Shares of the Company issued and outstanding. Based upon the records of the Company's registrar and transfer agent, Pacific Corporate Trust Company, of Vancouver, British Columbia, Canada, as at such date there were 56 registered holders of the Company's Common Shares resident in the United States, holding an aggregate of 7,594,347 Common Shares. This number represents approximately 10.51% of the total issued and outstanding Common Shares of the Company.


B.       Related Party Transactions

Mr. Clive Hartz, a director of the Company, participated in the private placement described above through the indirect acquisition of 500,000 Common Shares in the capital of the Company at $0.10 per share.

In connection with the acquisition of control by Cencan S.A. Timothy Haddon, the Company's then Chief Executive Officer, President and a Director; Gary Davis, the Company's then Chief Financial Officer, Corporate Secretary and a Director; and Richard Wake-Walker, a Director of the Company, each resigned from the Board of Directors of the Company. Messrs. Haddon and Davis also resigned their respective current offices of the Company and executed a termination of release agreement in favor of the Company. The vacancies created were filled by persons to be named by Cencan S.A.

Timothy Haddon entered into a consulting agreement with the Company to provide strategic management, planning and budgeting with respect to the Company's diamond exploration interests. The agreement commenced on December 31, 2002 and has a term of three years. The Company has agreed to pay Mr. Haddon fees in the amount of $250,000 per annum, plus reimburse Mr. Haddon for eligible expenses incurred by Mr. Haddon.

Gary Davis also entered into a consulting agreement with the Company to provide financial management, planning and budgeting with respect to the Company's diamond exploration interests. The agreement commenced on December 31, 2002 and has a term of two years. The Company has agreed to pay Mr. Davis fees in the amount of $134,322 per annum, plus reimburse Mr. Davis for eligible expenses incurred by Mr. Davis.

During the year ended December 31, 2002, no loans or guarantees of any kind have been made by the Company to or for the benefit of any of the persons listed above, with the exception of receipt by the Company, on a cost recovery basis, of $24,742 related to office space and administration costs from a company whose chief financial officer was the Chief Financial Officer and Corporate Secretary of the Company prior to the change in management control effective December 19, 2002.


C.       Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.



ITEM 8.      FINANCIAL INFORMATION


A.       Consolidated Statements and Other Financial Information


Consolidated Financial Statements for the Fiscal Year Ended December 31, 2002

This annual report contains the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2002 with an Auditors' Report and Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Differences, both dated March 14, 2003 (except as to note 4 which is as of March 23 2003) and is comprised of:

     (a)  Balance Sheets as at December 31, 2002 and 2001;

     (b) Statements of Operations and Deficit for the years ended December 31, 2002, 2001 and 2000;

     (c) Statements of Deferred Exploration Costs for the years ended December 31, 2002, 2001 and 2000;

     (d) Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000; and

     (e)  Notes to the consolidated financial statements.

Legal and Arbitration Proceedings

As more particularly described in "ITEM 4 - INFORMATION ON THE COMPANY - D. Property, Plants and Equipment, Verkhotina Area, Licence Dispute," the Company commenced international arbitration proceedings with the Arbitration Tribunal in Stockholm (the "Tribunal") in August 1998 against AGD for its non-performance of the amended VDV Agreement and its obligation to transfer the Licence into a Russian joint stock company, the ordinary shares of which would be owned as to 40% by the Company. On June 27, 2001, the Tribunal issued a split ruling that the dispute was not arbitrable in Sweden, a finding that overturned their 1999 acceptance of jurisdiction over the dispute. The Company filed a Summons Application with the Swedish District Court on July 23, 2001, seeking to determine the majority arbitrators' competence regarding their majority decision of "no jurisdiction," and in May 2002, the Swedish District Court accepted the Corporation's petition. Detailed pleadings have now been submitted by both parties. Submission of pleadings was postponed a number of times upon the request of both parties and, consequently, the main hearing scheduled for mid-December 2002 was postponed. A new pre-trial hearing is scheduled for June 2, 2003. A date for a main hearing is not yet fixed, however, this is not likely to take place before autumn 2003.

On August 23, 2001, LUKoil, the 74.1% owner of AGD, filed claims with the Arbitration Court of the Arkhangel'sk Region in the Russian Federation ("Arbitration Court") seeking a ruling, in the case of the first claim, that the arbitration provisions in the VDV Agreement are invalid and, in the case of the second claim, that the 1999 Agreement is invalid. In addition, on August 31, 2001, AGD filed a claim with the Arbitration court of the Arkhangel'sk region seeking a ruling that the Memorandum be declared not concluded and invalid and, further, on January 14, 2002, AGD filed a claim with the same court to terminate the VDV Agreement on the grounds that the VDV Agreement funding provisions have been breached by the Company.

During 2002, a number of hearings were held with respect to these claims. Firstly, on March 21, 2002, the Arbitration Court at first instance rejected the claim brought by LUKoil that the arbitration clause in the VDV Agreement be declared invalid and this decision was not appealed. Secondly, on May 21, 2002, the Arbitration Court at first instance dismissed LUKoil's claim to have the 1999 Agreement declared invalid, finding that the 1999 Agreement is valid, and this decision was also not appealed. Thirdly, AGD's petition that the Memorandum be declared unconcluded and invalid was initially remanded until July 26, 2002, at which hearing original specimens of AGD's signatory to the Memorandum, Dr. Grib, were presented to the Arbitration Court for examination by handwriting experts. The case was subsequently again remanded until such examination could be completed. On October 1, 2002, the hearings with respect to AGD's claims concerning the VDV Agreement were suspended until a final decision regarding the Memorandum came into force at which time the hearing would recommence. On October 28, 2002, the Arbitration Court ruled that the Memorandum between the Company and AGD is unconcluded. The decision was appealed by the Company in November 2002 and, until the then-scheduled appeal date hearing of January 23, 2003, the October 28, 2002 ruling would not come into effect.

The appeal against the decision declaring the Memorandum unconcluded was heard on January 23 and 27, 2003. The Arkhangel'sk Court of Appeal rejected the appeal, whereupon the original decision declaring the Memorandum unconcluded (and hence of no force and effect as a matter of Russian law) entered into force on February 4, 2003. A second level appeal against the decision was filed with the St. Petersburg Court of Cassation on March 23, 2003, and this case is pending. Following the entering into force of the decision declaring the Memorandum unconcluded, on February 4, 2003, the Arbitration Court resumed consideration of AGD's claim to terminate the VDV Agreement on the grounds that the Company has breached its funding obligations. Hearings in this case are scheduled to commence on April 28, 2003.

As a direct result of the actions by LUKoil and AGD, in November 2001 the Company filed a lawsuit in the Denver District Court, State of Colorado, against LUKoil and AGD (the "Defendants") seeking to recover in excess of $1 billion in damages for harm caused by a scheme of fraud, breach of contract, civil conspiracy and related claims. On October 15, 2002 the Denver District Court issued an order dismissing the Company's action against LUKoil and AGD based solely on a determination that it lacked personal jurisdiction over the
Defendants, but rejecting all of the Defendants' other arguments on jurisdiction. The Company's legal advisors were of the view that the Court's decision was erroneous for a number of reasons, including the Court's failure to consider the Company's fraud and other tort claims against LUKoil and AGD as a basis for personal jurisdiction. Accordingly, on November 27, 2002, the Company filed a motion with the Colorado Court of Appeals appealing the October 15, 2002 decision. The appeal is likely to be heard during the last quarter of 2003.

Other than the foregoing, the Company is not aware of any other pending or threatened litigation, claims, or assessments against it.

Dividend Policy

The Board of Directors of the Company may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Company, however, the Company has not paid a dividend on its Common Shares to date and it is unlikely that earnings will be available for the payment of dividends in the near future. The Company has adopted the policy of using all of its funds to finance its mineral exploration activities.

B.       Significant Changes

Since the date of the consolidated financial statements for the fiscal year ended December 31, 2002, which financial statements are included in this document, there have been no significant changes.



ITEM 9.      THE OFFER AND LISTING


A.       Offer and Listing Details

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under paragraphs A(1) through (3) inclusive and paragraphs A(5) through (7). Response to paragraph A4 follows:

                           History of the Stock Price

The following table sets forth the high and low prices for the Company's Common Shares on the TSX Venture Exchange reported on an annual basis for the five most recent full financial years, on a fiscal quarter basis for the two most recent fiscal years ending December 31, 2002 and for the first quarter of 2003, and on a monthly basis for the most recent six months.


  ----------------------------------- ----------------- -------------------
                                          High (Cdn$)        Low (Cdn$)
  ----------------------------------- ----------------- -------------------
  Annually
  ----------------------------------- ----------------- -------------------
  2002                                     $0.75              $0.05
  ----------------------------------- ----------------- -------------------
  2001                                     $0.45              $0.10
  ----------------------------------- ----------------- -------------------
  2000                                     $1.00              $0.18
  ----------------------------------- ----------------- -------------------
  1999                                     $1.50              $0.27
  ----------------------------------- ----------------- -------------------
  1998                                     $1.85              $0.31
  ----------------------------------- ----------------- -------------------

  ----------------------------------- ----------------- -------------------
  2002 Quarters
  ----------------------------------- ----------------- -------------------
  Fourth Quarter ended December 31         $0.75              $0.05
  ----------------------------------- ----------------- -------------------
  Third Quarter ended September 30         $0.28              $0.14
  ----------------------------------- ----------------- -------------------
  Second Quarter ended June 30             $0.45              $0.20
  ----------------------------------- ----------------- -------------------
  First Quarter ended March 31             $0.45              $0.20
  ----------------------------------- ----------------- -------------------

  ----------------------------------- ----------------- -------------------
  2001 Quarters
  ----------------------------------- ----------------- -------------------
  Fourth Quarter ended December 31         $0.22              $0.13
  ----------------------------------- ----------------- -------------------
  Third Quarter ended September 30         $0.25              $0.10
  ----------------------------------- ----------------- -------------------
  Second Quarter ended June 30             $0.45              $0.17
  ----------------------------------- ----------------- -------------------
  First Quarter ended March 31             $0.45              $0.17
  ----------------------------------- ----------------- -------------------

  ----------------------------------- ----------------- -------------------
  Monthly 2003
  ----------------------------------- ----------------- -------------------
  March                                    $0.53              $0.30
  ----------------------------------- ----------------- -------------------
  February                                 $0.47              $0.27
  ----------------------------------- ----------------- -------------------
  January                                  $0.54              $0.38
  ----------------------------------- ----------------- -------------------

  ----------------------------------- ----------------- -------------------
  Monthly 2002
  ----------------------------------- ----------------- -------------------
  December                                 $0.75              $0.16
  ----------------------------------- ----------------- -------------------
  November                                 $0.12              $0.05
  ----------------------------------- ----------------- -------------------
  October                                  $0.27              $0.05
  ----------------------------------- ----------------- -------------------
  September                                $0.28              $0.17
  ----------------------------------- ----------------- -------------------



B.       Plan of Distribution


This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.       Markets

The Company's Common Shares have traded on the TSX Venture Exchange under trading symbol "AAD" since September 8, 1989.


D.       Selling Shareholders

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.


E.       Dilution

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.


F.       Expenses of the Issue

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.



ITEM 10.     ADDITIONAL INFORMATION


A.       Share Capital

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.


B.       Memorandum and Articles of Association


The Company previously filed its Articles of Continuance and By-laws, as amended, in its registration statement on Form 20-F and as the information has not changed it is incorporated herein by reference.


C.       Material Contracts

The Company has not entered into any material contracts during the past two years preceding the date of this document.


D.       Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. (See "ITEM 10 - ADDITIONAL INFORMATION - E. Taxation" below.)

There are no limitations imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote common shares, other than as provided in the Investment Canada Act (Canada). The following summarizes the principal features of the Investment Canada Act (Canada).

The Investment Canada Act (Canada) requires certain "non-Canadian" individuals, governments, corporations or other entities who wish to acquire a "Canadian business" (as defined in the Investment Canada Act), or establish a "new Canadian business" (as defined in the Investment Canada Act) to file either a notification of an application for review with a governmental agency known as "Investment Canada."

The Investment Canada Act requires that certain acquisitions of control of a Canadian business by a "non-Canadian" must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is "likely to be a net benefit to Canada", having regard to criteria set forth in the Investment Canada Act. Only acquisitions of control are reviewable under the Investment Canada Act; however, the Investment Canada Act provides detailed rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control. Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition that has been completed, the acquired Canadian business must be divested. Failure to comply with the review provisions of the Investment Canada Act could result in, among other things, an injunction or a court order directing disposition of assets or shares.


E.       Taxation

The following paragraphs set forth certain United States and Canadian income tax considerations in connection with the ownership of Common Shares of the Company. These tax considerations are stated in general terms. There may be relevant state, provincial or local income tax considerations that are not discussed.

United States Federal Income Tax Consequences

This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any estate, state, local or foreign tax consequences. (See Canadian tax consequences below at "Canadian Federal Income Tax Consequences"). The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Accordingly, holders and prospective holders of Common Shares are encouraged to consult their own tax advisors about the federal, estate, state, provincial, local and foreign tax consequences of purchasing, owning and disposing of Common Shares.

U.S. Holders
As used herein, a "U.S. Holder" includes a holder of Common Shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized under the laws of the United States which has elected (under Regulation Section 301.7701-3) to be treated as a corporation for United States federal income tax purposes and any other person or entity whose ownership of Common Shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of Common Shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares
U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Common Shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability, or alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those individuals who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of the Common Shares.

Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates are applicable for net long term capital gains of a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, for tax years after 1997, an individual whose realized foreign exchange gain does not exceed U.S. $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the Common Shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company is a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit
A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S.
Holder's  United  States  income tax liability  that the U.S.  Holder's  foreign source income bears to his or its world-wide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Shares should consult their own tax advisors regarding their particular circumstances. For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

Disposition of Common Shares of the Company
A U.S. Holder will recognize gain or loss upon the sale of Common Shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the U.S. Holder's tax basis in the Common Shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders who are individuals, estates or trusts. This gain or loss will be capital gain or loss if the Common Shares are capital assets in the hands of the U.S. Holder, and will be long-term capital gain or loss if the Common Shares with respect to which the gain or loss is realized have been held for more than one year. Lower long-term capital gain rates will apply if the U.S. Holder is an individual, estate or trust and such U.S. Holder has held the Common Shares for more than one year.

For U.S. Holders that are corporations (other than corporations electing under Subchapter S of the Code), capital losses are deductible to the extent of capital gains and an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted. Non-corporate taxpayers may deduct net capital losses, whether short-term or long-term, up to U.S. $3,000 per year (U.S. $1,500 in the case of a married individual filing separately) and an unused capital loss may be carried over to be used in later tax years until such capital loss is thereby exhausted.

Other Considerations
In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of Common Shares of the Company:

Foreign Personal Holding Company
If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% in some circumstances) or more of the Company's gross income for such year was derived from certain passive sources, the Company would be treated as a "foreign personal holding company" ("FPHC"). In that event, U.S. Holders that hold Common Shares on the earlier of the last day of the Company's taxable year, or the last day on which the Company is classified as a FPHC, would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company
If 50% or more of the combined voting power or total value of the Company's outstanding shares is held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by Code
Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting or trading in securities, commodities or any interest therein, it is possible that the Company may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging Common Shares to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company
In General. Under the Code, certain tax consequences may result from classification of a corporation as a passive foreign investment company ("PFIC"). A corporation not formed in the United States is a PFIC if 75% or more of its gross income for the taxable year is from passive sources such as interest, dividends and certain rents and royalties or if the average percentage of assets by value (or, in the case of a controlled foreign corporation, if the Company elects, the adjusted basis) held by such corporation during the taxable year which produce passive income is at least 50%. In each case, the Company must take into account a pro rata share of the income and the assets of any company in which the Company owned, directly or indirectly, 25% or more of the stock by value (the "look-through" rules). Classification of the Company as a PFIC may affect shareholders who are United States citizens, resident aliens or United States corporations, estates or trusts other than foreign estates or trusts (a "U.S. shareholder") regardless of the extent of the U.S. shareholder's ownership of Company stock. A U.S. shareholder who holds stock indirectly (i.e., is a partner in a partnership, a shareholder in a corporation which holds Company stock or a beneficiary in an estate or trust) is also subject to these rules. The Company believes that it fits within the PFIC definition.

U.S. shareholders of a company that is a PFIC who held stock after December 31, 1986 are subject to certain adverse tax consequences. For example, a gain recognized on disposition of PFIC stock or on receipt of an excess distribution from a PFIC is considered earned pro rata over the U.S. shareholder's holding period and is treated as ordinary income and is generally taxed at the highest marginal rates in effect during that period (an excess distribution is the amount of any distribution received by the U.S. shareholder during the taxable year over 125% of the average amount received in respect of the PFIC stock by the U.S. shareholder during the three preceding taxable years, subject to certain adjustments). U.S. shareholders must also pay an interest charge based on the value of tax deferral when the U.S. shareholder disposes of its stock or receives an excess distribution. Additionally, a U.S. shareholder who uses PFIC stock as security for a loan is treated as having disposed of the stock, and a transfer of the PFIC stock where there is not full recognition of gain will be treated as a taxable disposition in some circumstances.

Shareholder Election and Company Record Keeping Requirements. These adverse tax consequences, other than the loss of the step-up in basis at death, can be avoided, if (i) the U.S. shareholder has elected to treat the PFIC as a qualified electing fund (a "QEF") with respect to that U.S. shareholder effective for each of the PFIC's taxable years beginning on or after January 1, 1987, which include any portion of the U.S. shareholder's holding period, and
(ii) the Company complies with reporting requirements to be prescribed by the Secretary of the Treasury.

The QEF election for a taxable year must be filed by the due date (plus extension) for filing the U.S. shareholder's income tax return for that year. Such an election, once made with respect to the Company, shall apply to all subsequent taxable years of the U.S. Holder with respect to such Company unless revoked by the U.S. Holder with the consent of the Secretary of the Treasury. Once the election is made with respect to the Company, it cannot be revoked without permission from the Secretary of the Treasury.

For tax years of a U.S. shareholder beginning after January 1, 1998, a U.S. shareholder must make the QEF election by attaching Form 8621 to its federal income tax return. The shareholder must also receive and reflect in Form 8621 the information provided in the PFIC Annual Information Statement, the Annual Intermediary Statement, or the applicable combined statement for the tax year of the PFIC ending with or within the taxable year for which Form 8621 is being filed. If the PFIC Annual Information Statement contains the statement described in Regulation Section 1.1295-1(g)(1), the shareholder must attach a statement to Form 8621 that indicates that the shareholder rather than the QEF calculated the QEF's ordinary earnings and net capital gain. A copy of Form 8621 must be filed with the Philadelphia Internal Revenue Service Center.

When a PFIC becomes a QEF with respect to a U.S. shareholder and an election by the U.S. shareholder to treat the PFIC as a QEF has not been in effect for each of the PFIC's taxable years beginning on or after January 1, 1987, which includes any portion of the U.S. shareholder's holding period, the U.S. shareholder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed below), any gain that he would otherwise recognize if the U.S. shareholder sold his stock on the first day of the taxable year in which the QEF election is made or (ii) if the Company is a controlled foreign corporation, the U.S. shareholder's pro rata share of the Company's post-1986 earnings and profits as of the first day of the taxable year in which the QEF election is made. The U.S. shareholder will treat that deemed sale transaction as a disposition of PFIC stock and will thereafter be subject to the rules described below applicable to U.S. shareholders of a QEF.

The Company intends to comply with the reporting requirements that are prescribed in Treasury Regulations. In particular, the Company will maintain information so that the ordinary earnings and net capital gain of the Company may be determined. However, the Regulations contain reporting and record keeping requirements which may not be practicable for the Company to comply. If, after review of the requirements, the Company decides not to comply with the PFIC record keeping requirements, the Company will so notify its shareholders.

Qualified Electing Funds. In general, U.S. shareholders of a QEF are taxable currently on their pro rata share of the QEF's ordinary income and net capital gain, unless they elect to defer payments of tax on amounts included in income for which no distribution has been received (subject to an interest charge).

Mark-to-Market Election. Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFICs described above for the taxable years for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of the shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder who has not made a timely QEF election during the year in which he holds (or is deemed to have held) shares in the Company and the Company is a PFIC ("Non-Electing U.S. Holder"), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the shares of the Company will be increased or decreased to reflect the amount included or deducted as a result of a mark-to-market election. A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

Because the Company believes that it fits within the PFIC definition, each U.S. shareholder of the Company should consult its tax advisor to determine whether it wishes to make the QEF election and with respect to how the PFIC rules affect its tax situation generally.

While the interest charge regime under the PFIC rules generally does not apply to distributions from and dispositions of stock of a PFIC where a U.S. Holder has elected to mark the stock to market, coordination rules for limited application will apply in the case of a U.S. Holder that marks to market PFIC stock later than the beginning of the U.S. Holder's holding period for the PFIC stock.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company ("United States shareholders"), the Company could be treated as a "controlled foreign corporation" ("CFC") under Subpart F of the Code. This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata shares of "Subpart F income" (as specially defined by the Code) of the Company. In addition, under Section 1248 of the Code, a gain from the sale or exchange of stock by a holder of Common Shares who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged, accumulated in the Company's tax years beginning after 1962, but only while the shares were held and while the Company was controlled. If the Company is both a PFIC and a CFC, the Company generally will not be treated as a PFIC with respect to United States shareholders of the CFC. This rule generally will be effective for taxable years of United States shareholders beginning after 1997 and for taxable years of the Company ending with or within such taxable years of United States shareholders. (The PFIC provisions continue to apply in the case of a PFIC that is also a CFC with respect to U.S. Holders that are less than 10% shareholders.) Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

U.S. Information Reporting and Backup Withholding. Dividends are generally subject to the information reporting requirements of the Code. Dividends may be subject to backup withholding at the rate of 3030% unless the U.S. Holder provides a taxpayer identification number on a properly completed Form W-9 or otherwise establishes an exemption. The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder's federal income tax liability.

Filing of Information Returns. Under a number of circumstances, a United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return.

OTHER FILING REQUIREMENTS MAY APPLY, AND UNITED STATES INVESTORS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THESE REQUIREMENTS AND WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

Canadian Federal Income Tax Considerations

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Company for a shareholder of the Company who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Company as capital property for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act"). This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder's holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs & Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder's own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the "Convention").

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. The Company is responsible for withholding of tax at the source. The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of the Company had increased by reason of the payment of such dividend. The Company will furnish additional tax information to shareholders in the event of such a dividend. Interest paid or deemed to be paid on the Company's debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the United States and is exempt from income tax under the laws of the United States.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer's capital gain or capital loss from a disposition of a share of common stock of the Company is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. Fifty percent of the capital gains net of losses are included in income. The amount by which a shareholder's capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property." Shares of common stock of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of the Company belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm's length and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless

      (a) the value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

      (b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada, or

      (c) the shares formed part of the business property of a "permanent establishment" that the holder has or had in Canada within the 12 months preceding the disposition.


F.       Dividends and Paying Agents

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

G.       Statements by Experts

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.


H.       Documents on Display

Any documents referred to in this Form 20-F may be inspected at the registered office of the Company, Suite 200, 204 Lambert Street, Whitehorse, Yukon Territory, Y1A 3T2, during normal business hours.


I.       Subsidiary Information

Effective December 1999, Archangel Overseas Holdings Limited, a 100% owned subsidiary of the Company, was incorporated in Cyprus.

International Natural Resources Management Company, incorporated in the State of Colorado on July 6, 2001, was a 100% owned subsidiary of the Company until December 19, 2002, when it was sold for nominal consideration.


ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company does not hold any market risk-sensitive instruments and does not intend to purchase or sell derivative instruments for speculative or hedging purposes and, therefore, no disclosure is required under this item.



ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

                                     PART II


ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company. There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company (of which there is none) and the Company has not defaulted on any payment with respect to the indebtedness of the Company.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no changes made to the rights of the holders of the Company's securities.


ITEM 15.     CONTROLS AND PROCEDURES

(a) Within 90 days prior to the date of this report, the Company performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. Based on the foregoing, the Company's management, including the CEO and CFO, have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act are effective.

(b) There have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation thereof. Therefore, no corrective actions with regard to significant deficiencies and material weaknesses were taken.


ITEM 16.     RESERVED

                                    PART III


ITEM 17.     FINANCIAL STATEMENTS

See Item 8A. "Financial Information - Consolidated Statements and Other Financial Information." The consolidated financial statements of the Company for the fiscal years ended December 31, 2002 and 2001, have been audited in accordance with Canadian generally accepted auditing standards and U.S. generally accepted auditing standards. Differences between Canadian and U.S.
generally accepted accounting principles are set forth in Note 12 to the consolidated financial statements.


ITEM 18.     FINANCIAL STATEMENTS

Not Applicable.



ITEM 19.     exhibits


(a)      Index to Financial Statements


---------------------------------------------------------------------------------------------------- -------
                                                                                                      Page
---------------------------------------------------------------------------------------------------- -------
Auditors' Report to the Directors                                                                        46
---------------------------------------------------------------------------------------------------- -------
Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference                                 46
---------------------------------------------------------------------------------------------------- -------
Consolidated Balance Sheets as at December 31, 2002 and 2001                                             47
---------------------------------------------------------------------------------------------------- -------
Consolidated Statements of Operations and Deficit for the fiscal years ended December 31, 2002,          48
2001 and 2000
---------------------------------------------------------------------------------------------------- -------
Consolidated Statements of Deferred Exploration Costs for the fiscal years ended December 31,            49
2002, 2001 and 2000
---------------------------------------------------------------------------------------------------- -------
Consolidated Statements of Cash Flows for the fiscal years ended December 31, 2002, 2001 and  2000       50
---------------------------------------------------------------------------------------------------- -------
Notes to Consolidated Financial Statements                                                               51
---------------------------------------------------------------------------------------------------- -------




                                                 37

(b)      Index to Exhibits

------------ --------------------------------------------------------------------------------- -------- ------
Exhibit No.  The following documents were previously filed as exhibits to the Company's
             Registration Statement on Form 20-F filed May 1996 and are incorporated by reference herein:
------------ --------------------------------------------------------------------------------- -------- ------
1.1          Certificate of Incorporation                                                        (1)
------------ --------------------------------------------------------------------------------- -------- ------
1.2          Certificates of Name Change                                                         (1)
------------ --------------------------------------------------------------------------------- -------- ------
1.3          Memorandum and Articles                                                             (1)
------------ --------------------------------------------------------------------------------- -------- ------
2.1          Form of Share Certificate for the Company's Common Shares                           (1)
------------ --------------------------------------------------------------------------------- -------- ------
2.2          Form of Warrant Certificate for warrants issued December 1, 1993                    (1)
------------ --------------------------------------------------------------------------------- -------- ------
2.3          Form of Warrant Certificate for warrants issued September 13, 1994                  (1)
------------ --------------------------------------------------------------------------------- -------- ------
3.1          Escrow Agreement dated November 28, 1988 among the Company, Pacific Corporate       (1)
             Services Limited and principal shareholders
------------ --------------------------------------------------------------------------------- -------- ------
3.2          Deed of Assignment of Diamond Licence Rights dated October 12, 1993 among the       (1)
             Company and Austgold and Ardross, as amended
------------ --------------------------------------------------------------------------------- -------- ------
3.3          Deed of Assignment of Consulting Agreement dated February 10, 1994 among the        (1)
             Company and Austgold and Ardross and Michael Z. Krel Pty. Ltd.
------------ --------------------------------------------------------------------------------- -------- ------
3.4          Mining Licence granted by Severogeolcom to Arkhangelsk Geologia Enterprises         (1)
             ("AGE") dated December 30, 1993
------------ --------------------------------------------------------------------------------- -------- ------
3.5          Licence Agreement between Severogeolcom and AGE dated December 30, 1993             (1)
------------ --------------------------------------------------------------------------------- -------- ------
3.6          Diamond Venture Agreement between AGE and the Company dated November 24, 1993       (1)
------------ --------------------------------------------------------------------------------- -------- ------
3.7          Contract for Exploration and Evaluation Services between AGE and the Company        (1)
             dated November 24, 1993
------------ --------------------------------------------------------------------------------- -------- ------
3.8          Consultancy Agreement between Research Institute Horizon ("RIH") and the            (1)
             Company dated November 15, 1993
------------ --------------------------------------------------------------------------------- -------- ------
3.9          Amendment to Consultancy Agreement between RIH and the Company dated                (1)
             January 18, 1994
------------ --------------------------------------------------------------------------------- -------- ------
3.10         Licence granted by Severogeolcom to RIH dated December 30, 1993                     (1)
------------ --------------------------------------------------------------------------------- -------- ------
3.11         Licence Agreement between Severogeolcom and RIH dated December 30, 1993             (1)
------------ --------------------------------------------------------------------------------- -------- ------
3.12         Diamond Venture Agreement between RIH and the Company dated November 15, 1993       (1)
------------ --------------------------------------------------------------------------------- -------- ------
3.13         Memorandum of Understanding between RIH and the Company dated September 20, 1994    (1)
------------ --------------------------------------------------------------------------------- -------- ------
3.14         Contract for Services between RIH and the Company dated November 15, 1993           (1)
------------ --------------------------------------------------------------------------------- -------- ------
3.15         Amendment to Contract for Services between RIH and the Company dated                (1)
             January 15, 1994
------------ --------------------------------------------------------------------------------- -------- ------
3.16         Amendment to Contract for Services between RIH and the Company dated                (1)
             September 20, 1994
------------ --------------------------------------------------------------------------------- -------- ------
3.17         Charter of Almazny Bereg                                                            (1)
------------ --------------------------------------------------------------------------------- -------- ------
3.18         Founding minutes of Almazny Bereg                                                   (1)
------------ --------------------------------------------------------------------------------- -------- ------
3.19         Prospectus of Almazny Bereg with respect to the issuance of 6 billion Rubles        (1)
------------ --------------------------------------------------------------------------------- -------- ------
3.20         Agreement between Almazny Bereg and AGE dated May 10, 1994                          (1)
------------ --------------------------------------------------------------------------------- -------- ------




      (b)Index to Exhibits (continued)

------------ ---------------------------------------------------------------------------------- -------
Exhibit      No. The following  documents were  previously  filed as exhibits to the Company's Annual Report on Form 20-F for the year ended January
             31, 1997 and are incorporated by reference herein:
------------ ---------------------------------------------------------------------------------- -------
2            Release dated July 30, 1997 acknowledging the termination of the Remuneration       (1)
             Agreement with the Andrei Sinitsyn, Chairman of the Advisory Board, dated November 15, 1993, as amended May 31, 1996
------------ ---------------------------------------------------------------------------------- -------
3            Release dated July 19, 1997 acknowledging the termination of the Agreement For      (1)
             Access and Success Fees For Windy Ridge Licence Area with RIH dated May 31, 1996.
------------ ---------------------------------------------------------------------------------- -------
4            Release dated May 16, 1996 acknowledging the termination of the Consulting          (1)
             Agreement for Financial Public Relations Services with Skyline Capital
             Corporation dated July 19, 1995
------------ ---------------------------------------------------------------------------------- -------
5            Agreement dated May 28, 1997 with Hill & Knowlton wherein Hill & Knowlton agreed    (1)
             act as communications counsel to the Company
------------ ---------------------------------------------------------------------------------- -------
6            Agreement dated July 8, 1997 with Canaccord Capital Corporation ("Canaccord")       (1)
             whereby Canaccord agreed to act as the principal financial advisor to the Company
------------ ---------------------------------------------------------------------------------- -------
7            Agreement dated July 8, 1997 with Canaccord Capital Corporation ("Canaccord")       (1)
             whereby Canaccord agreed to act as fiscal agent for the Company
------------ ---------------------------------------------------------------------------------- -------
             The following  documents were  previously  filed as exhibits to the
             Company's Annual Report on Form 20-F for the year ended January 31,
             1998 and are incorporated by reference herein:
------------ ---------------------------------------------------------------------------------- -------
1.01         Amendment to By-Law #1 of the Company approved by the shareholders January 30,      (2)
             1998.
------------ ---------------------------------------------------------------------------------- -------
1.02         December 19, 1997 Amendment to the Verkhotina Diamond Venture Agreement dated       (1)
             November 24, 1993 between the Company and Arkhangelskgeoldobycha.
------------ ---------------------------------------------------------------------------------- -------
2.01         Incentive Stock Option Plan approved by the shareholders on July 31, 1997 and       (2)
             amendment thereto approved by the shareholders January 30, 1998.
------------ ---------------------------------------------------------------------------------- -------
2.02         Amendment to Stock Option Plan approved by the shareholders on January 30, 1998.    (2)
------------ ---------------------------------------------------------------------------------- -------
2.03         Form of Warrant Certificate with respect to a May 30, 1997 brokered private         (1)
             placement of 1,000,000 special warrants at $1.28 per special warrant.  Each special warrant was exchanged for 1.1 Common Shares and 0.55 of one common share purchase warrant.  Each full common share purchase warrant entitles the holder to purchase one share of the Company at $1.80 per share until May 30, 1999.
------------ ---------------------------------------------------------------------------------- -------
2.04         Form of Warrant Certificates with respect to Special Warrant offering consisting    (1)
             of two separate tranches of 2,500,000 Phase II Special Warrants on August 13,
             1997 and 500,000 Phase III Special Warrants on September 3, 1997 at a price of
             $1.25 per special warrant.  Each special warrant was exchanged for 1.1 Common
             Shares and 0.55 of one common share purchase warrant.  Each Phase II full common share purchase warrant is exercisable at $1.70 per share until August 13, 1999 and each Phase III common share purchase warrant is exercisable at $1.70 per share until September 3, 1999.
------------ ---------------------------------------------------------------------------------- -------
2.05         Form of Warrant Certificate with respect to private placement to Task Holdings      (1)
             Ltd. of 11,924,166 equity units (the "Units") of the Company at $1.20 per share.  Each Unit was exchanged for one common share and one common share purchase warrant.  The common share purchase warrants are exercisable at $1.68 per share until April 22, 1999.
------------ ---------------------------------------------------------------------------------- -------
2.06         Executive Employment Agreement dated November 28, 1997 between the Company and      (1)
             Timothy J. Haddon, Chief Executive Officer and President of the Company.
------------ ---------------------------------------------------------------------------------- -------
2.07         Executive Employment Agreement dated January 1, 1998 between the Company and        (1)
             Roy G.S. Spencer, Vice-President, Exploration of the Company.
------------ ---------------------------------------------------------------------------------- -------
2.08         Executive Employment Agreement dated January 1, 1998 between the Company and        (1)
             Gerald E. Davis, CFO, CAO and Corporate Secretary of the Company.
------------ ---------------------------------------------------------------------------------- -------





(b)      Index to Exhibits (continued)


      ----------- ------------------------------------------------------------------------------- --------
      Exhibit     The following  documents  were  previously  filed as exhibits to the Company's
      No.         Annual  Report  on Form  20-F  for the year  ended  January  31,  1999 and are incorporated by reference herein:
      ----------- ------------------------------------------------------------------------------- --------
      1.01        Amendment to By Law #1 of the Company  approved by the  shareholders  July 22,    (2)
                  1998.
      ----------- ------------------------------------------------------------------------------- --------
      1.02        Amendment to the Incentive  Stock Option Plan approved by the  shareholders on    (2)
                  July 31,  1997 as approved by the  shareholders  January 30, 1998, as approved by the shareholders on July 22, 1998.
      ----------- ------------------------------------------------------------------------------- --------
      1.03        Letter  Agreement  dated March 25, 1999, as amended April 27, 1999,  extending    (1)
                  the exercise  period from April 22, 1999 to April 22, 2000, of the  11,924,166 share purchase  warrants acquired through a private placement to Task Holdings
                  Ltd.  on  April 22,  1998 of  11,924,166  equity  Units (the  "Units")  of the
                  Company at Cdn$1.20 per share.  Each Unit was  exchanged  for one common share and one common share  purchase  warrant.  The  exercise  price of Cdn$1.68 per common share purchase warrant remains the same.
      ----------- ------------------------------------------------------------------------------- --------
      2.01        Consulting Agreement dated June 16, 1998 between John Haigh, an independent       (2)
                  investor relations' consultant, and the Company.
      ----------- ------------------------------------------------------------------------------- --------
                  The following  document was previously  filed as an exhibit to the  Company's  Transition  Report on Form 20-F for the eleven months  ended  December  31,  1999,  and  is  incorporated  by reference herein:
      ----------- ------------------------------------------------------------------------------- --------
      1.01        1999 Equity Plan to replace the stock  option  incentive  plan adopted by the (1) Company  effective July 31, 1997 as amended
                  January 1998 as amended July 1998.
      ----------- ------------------------------------------------------------------------------- --------
                  The following  document was previously  filed as an exhibit to the Company's  Annual Report on Form 20-F/A for the year ended
                  December 31, 2000.
      ----------- ------------------------------------------------------------------------------- --------
      1.04        Articles and By-Laws of the Company                                               (1)
      ----------- ------------------------------------------------------------------------------- --------
                  The following  documents were previously  filed as exhibits to the  Company's  Annual  Report on Form 20-F for the year ended
                  December 31, 2002 and are incorporated by reference herein:
      ----------- ------------------------------------------------------------------------------- --------
      4.1         Amended  and  Restated  1999  Equity  Incentive  Plan  adopted by the  Company    (1)
                  effective November 26, 2001, to replace the 1999 Equity Plan.
      ----------- ------------------------------------------------------------------------------- --------
      4.4         Executive  Employment  Agreement  dated November 28, 1997,  amended  effective    (1)
                  January 1, 2002,  between the Company and Timothy J. Haddon,  Chief  Executive
                  Officer and President of the Company.
      ----------- ------------------------------------------------------------------------------- --------
      4.5         Executive  Employment  Agreement  dated  January  1, 1998,  amended  effective    (1)
                  January 1,  2002,  between the Company and Gerald E.  Davis,  Chief  Financial
                  Officer and Corporate Secretary of the Company.
      ----------- ------------------------------------------------------------------------------- --------
      (1)         Previously filed with the Company's Registration Statement, Annual Reports or
                  Transition Report on Form 20-F, as set out above.
      ----------- ------------------------------------------------------------------------------- --------
      (2)         Previously filed on Form 6K.
      ----------- ------------------------------------------------------------------------------- --------




(b)      Index to Exhibits (continued)

      ----------- ------------------------------------------------------------------------------- --------
      Exhibit The following  documents are filed  herewith,  as exhibits to this
      Annual No.  Report on Form 20-F for the fiscal  year  ended  December  31,
      2002.
      ----------- ------------------------------------------------------------------------------- --------
      4.01        Form of Subscription Agreement between the Company and Cencan S.A., dated
                  December 19, 2002, for 28,000,000 Common Shares at $0.10 per share.
      ----------- ------------------------------------------------------------------------------- --------
      4.02        Form  of  Subscription  Agreement  dated  December  19,  2002, between the Company and various  placees for 2,000,000  Common
                  Shares at Cdn$0.10 per share.
      ----------- ------------------------------------------------------------------------------- --------
      4.03        Termination & Release dated December 19, 2002, between the Company and
                  Timothy J. Haddon, former President and Chief Executive Officer of the
                  Company.
      ----------- ------------------------------------------------------------------------------- --------
      4.04        Termination & Release dated December 19, 2002, between the Company and Gary
                  E. Davis, former Chief Financial Officer and Corporate Secretary of the
                  Company.
      ----------- ------------------------------------------------------------------------------- --------
      4.05        Release  dated  December  19,  2002,  between  the Company and
                  Richard Wake-Walker, a former Director of the Company.
      ----------- ------------------------------------------------------------------------------- --------
      4.06        Option and Deferred Compensation Agreement dated December 19, 2002, between the Company and Gary E. Davis, former Chief Financial Officer and Corporate
                  Secretary of the Company.
      ----------- ------------------------------------------------------------------------------- --------
      4.07        Option and Deferred Compensation Agreement dated December 19, 2002, between the Company and Timothy J. Haddon, former President and Chief Executive
                  Officer of the Company.
      ----------- ------------------------------------------------------------------------------- --------
      4.08        Consultant Retainer Agreement dated December 31, 2002, between the Company and Timothy J. Haddon, former President and Chief Executive Officer of the
                  Company.
      ----------- ------------------------------------------------------------------------------- --------
      4.09        Consultant Retainer Agreement dated December 31, 2002, between the Company and Gary E. Davis, former Chief Financial Officer and Corporate Secretary of the Company.
      ----------- ------------------------------------------------------------------------------- --------
      12.1        Certification   of  President  and  Chief  Executive   Officer
                  Pursuant To Rule 13a-14 Or 15d-14 Of The  Securities  Exchange
                  Act  Of  1934,  As  Adopted  Pursuant  To  Section  302 Of The
                  Sarbanes-Oxley Act Of 2002.
      ----------- ------------------------------------------------------------------------------- --------
      12.2        Certification  of Chief  Financial  Officer  Pursuant  To Rule
                  13a-14 Or 15d-14 Of The  Securities  Exchange Act Of 1934,  As
                  Adopted Pursuant To Section 302 Of The  Sarbanes-Oxley  Act Of
                  2002.
      ----------- ------------------------------------------------------------------------------- --------
      (1)         Previously filed with the Company's Registration Statement, Annual Reports or
                  Transition Report on Form 20-F, as set out above.
      ----------- ------------------------------------------------------------------------------- --------
      (2)         Previously filed on Form 6K.
      ----------- ------------------------------------------------------------------------------- --------


                                                        40

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of the Securities Exchange Act of 1934, the Company certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         ARCHANGEL DIAMOND CORPORATION


DATE     May 2, 2003                     /s/ RAYMOND A. CLARK
                                         ---------------------------------------
                                         RAYMOND A. CLARK
                                         PRESIDENT and CHIEF EXECUTIVE OFFICER

CERTIFICATION OF THE PRESIDENT AND CHIEF EXECUTIVE OFFICER PURSUANT TO RULE 13A-14 OR 15D-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Raymond A. Clark, certify that:

     1. I have reviewed this annual report on Form 20-F of Archangel Diamond Corporation;

     2. Based on my knowledge, this annual report on does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.
     4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

          a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us during the period in which this annual report is being prepared;

          b)   evaluated  the  effectiveness  of  the  registrant's   disclosure
               controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

April 25, 2003
                                   /s/ Raymond A. Clark
                                   ---------------------------------------
                                   Raymond A. Clark
                                   President and Chief Executive Officer

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO RULE 13A-14 OR 15D-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, David Massola, certify that:


     1. I have reviewed this annual report on Form 20-F of Archangel Diamond Corporation;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.
     4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

          a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us during the period in which this annual report is being prepared;

          b)   evaluated  the  effectiveness  of  the  registrant's   disclosure
               controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

April 25, 2003
                              /s/ David W. Massola
                              -------------------------------------------------
                              David W. Massola
                              Chief Financial Officer and Corporate Secretary

                      Consolidated Financial Statements
                      (Expressed in United States dollars)



                      archangel diamond corporation



                      Years ended December 31, 2002, 2001 and 2000

AUDITORS' REPORT


To the Board of Directors
Archangel Diamond Corporation

We have audited the consolidated balance sheets of Archangel Diamond Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit, deferred exploration costs and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

/s/  KPMG LLP
Chartered Accountants
Vancouver, Canada
   March 14, 2003, except as to note 4
   which is as of March 23, 2003



COMMENTS BY AUDITOR FOR US READERS ON CANADA-US REPORTING DIFFERENCES


In the United States, reporting standards for auditors require the addition of explanatory paragraphs (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 2 to the consolidated financial statements, and when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in note 3(g). Our report to the board of directors dated March 14, 2003, except as to note 4 which is as of March 23, 2003, is expressed in accordance with Canadian reporting standards which do not permit references to such events and conditions or to such a change in accounting principles in the auditors' report when these are adequately disclosed and the change is properly accounted for in the financial statements.


/s/  KPMG LLP
Chartered Accountants
Vancouver, Canada
  March 14, 2003, except as to note 4
  which is as of March 23, 2003



ARCHANGEL DIAMOND CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

December 31, 2002 and 2001

--------------------------------------------------------------------------------------------------------------
                                                                                 2002                 2001
--------------------------------------------------------------------------------------------------------------
Assets

Current assets:
        Cash and cash equivalents                                     $       1,925,688   $        1,379,480
        Accounts receivable                                                       4,386                5,057
        Prepaid expenses                                                          2,692               25,773
        -----------------------------------------------------------------------------------------------------
                                                                              1,932,766            1,410,310

Mineral property (note 4)                                                             1                    1

Property, plant and equipment                                                    49,474               80,650
        Accumulated amortization                                                (49,474)             (76,130)
        -----------------------------------------------------------------------------------------------------
                                                                                      -                4,520
--------------------------------------------------------------------------------------------------------------

                                                                      $       1,932,767   $        1,414,831
--------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities
        Accounts payable and accrued liabilities                      $       1,132,218   $          188,346
        Deferred compensation payable (note 6)                                  192,252                    -
        -----------------------------------------------------------------------------------------------------
                                                                              1,324,470              188,346

Shareholders' equity:
        Share capital (note 5)                                               32,936,474           31,046,368
        Contributed surplus (note 5(c))                                       1,347,776                    -
        Deficit                                                             (33,675,953)         (29,819,883)
        -----------------------------------------------------------------------------------------------------
                                                                                608,297            1,226,485
--------------------------------------------------------------------------------------------------------------

                                                                      $       1,932,767   $        1,414,831
--------------------------------------------------------------------------------------------------------------

Continuing operations (note 2) Contingencies (note 4) Subsequent events (notes 4 and 11) Commitments (note 10)


/s/ Robert Shirriff                           /s/ Clive Hartz
------------------------------                ---------------------------------

Director Director See accompanying notes to consolidated financial statements.


                                       47


ARCHANGEL DIAMOND CORPORATION
Consolidated Statements of Operations and Deficit
(Expressed in United States dollars)

Years ended December 31, 2002, 2001 and 2000

-----------------------------------------------------------------------------------------------------------------
                                                                      2002                2001               2000
-----------------------------------------------------------------------------------------------------------------
    Administration costs in the year:
        Amortization                                      $         2,153   $           2,444   $          5,832
        Bank charges                                                3,452               4,521               4,250
        Consulting                                                 35,523              61,533              68,556
        Foreign exchange loss (gain)                               30,507               7,249                (410)
        Investor relations                                          2,778              52,115              98,440
        Legal and accounting                                       38,602              47,898              44,033
        Listing fees                                                1,578               2,160               3,406
        Office and administration                                  87,580             128,366             116,109
        Printing and shareholder information                       13,822              18,070              30,553
        Rent                                                       20,386              32,112              31,144
        Salaries and benefits                                     119,095             209,905             214,860
        Stock-based compensation (note 5(c))                      955,776                   -                   -
        Telephone                                                   4,714               7,605               6,375
        Transfer agent                                              7,615               5,774               6,586
        Travel                                                     19,043              50,118              61,994
        ----------------------------------------------------------------------------------------------------------
                                                                1,342,624             629,870             691,728
    Mineral property costs:
        Contract services and salaries                            145,163                   -                   -
        Legal and permits (note 5(c))                           2,006,181                   -                   -
        Russian office administration                             104,949                   -                   -
        ----------------------------------------------------------------------------------------------------------
                                                                2,256,293                   -                   -

Interest and other income                                         (10,677)            (97,708)           (261,944)

Deferred exploration costs and mineral property
  write-down (note 4)                                                   -          18,145,299                  -

Restructuring costs (note 6)                                      267,830                  -                   -
-----------------------------------------------------------------------------------------------------------------

Loss for the year                                              (3,856,070)       (18,677,461)            (429,784)

Deficit, beginning of year                                    (29,819,883)       (11,142,422)         (10,712,638)
-----------------------------------------------------------------------------------------------------------------

Deficit, end of year                                     $    (33,675,953)  $     (29,819,883)  $    (11,142,422)
-----------------------------------------------------------------------------------------------------------------
Basic and diluted loss per share                         $          (0.09)  $           (0.44)  $          (0.01)

Weighted average number of shares outstanding                  43,312,640          42,234,558         42,234,558

-----------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.



                                                      48


ARCHANGEL DIAMOND CORPORATION
Consolidated Statements of Deferred Exploration Costs
(Expressed in United States dollars)

Years ended December 31, 2002, 2001 and 2000

-------------------------------------------------------- ------------------ ------------------- ------------------
                                                                     2002              2001                2000
-------------------------------------------------------- ------------------ ------------------- ------------------
Deferred exploration costs in the year:
        Amortization                                     $              -               $450                1,283
        Consulting and field work                                       -                  -               31,214
        Contract services and salaries                                  -             310,213             297,967
        Report, drafting and mapping                                    -              28,857              35,739
        Russian office administration                                   -             129,477             125,965
        Permits and legal                                               -           1,092,278             591,420
        Site administration and communication                           -              25,937              25,235
        Travel                                                          -              42,878              46,289
        ------------------------------------------------ ------------------ ------------------- ------------------
                                                                        -           1,630,090           1,155,112

Balance, beginning of year                                              -          18,187,248         17,032,136

Amounts written off (note 4)                                            -         (19,817,338)                -
-------------------------------------------------------- ------------------ ------------------- -------------------

Balance, end of year                                     $              -   $              -    $     18,187,248
-------------------------------------------------------- ------------------ ------------------- -------------------

See accompanying notes to consolidated financial statements.







ARCHANGEL DIAMOND CORPORATION
Consolidated Statements of Cash Flows
(Expressed in United States dollars)

Years ended December 31, 2002, 2001 and 2000

-------------------------------------------------------- ------------------- ------------------ ------------------
                                                                     2002               2001              2000
-------------------------------------------------------- ------------------- ------------------ ------------------
Cash provided by (used in):

Operations:
        Loss for the year                                $      (3,856,070) $   (18,677,461)    $       (429,784)
        Items not involving cash:
            Amortization                                            2,153              2,444               5,832
            Deferred   exploration  costs  and  mineral
              property write-down (note 4)                             -          18,145,299                 -
            Restructuring costs (note 6)                            4,435                 -                  -
            Stock-based compensation (note 5(c))                1,347,776                 -                  -
        Changes in non-cash working capital:
            Accounts receivable                                       671               (426)   1          2,043
            Prepaid expenses                                       23,081             13,092             (17,469)
            Accounts payable and accrued liabilities              943,872             40,853            (132,296)
            Deferred compensation payable (note 6)                192,252                 -                  -
        ------------------------------------------------ ------------------ ------------------- -------------------
                                                               (1,341,830)          (476,199)           (561,674)

Investments:
        Deferred exploration costs                                     -          (1,629,640)         (1,247,117)
        Purchase of property, plant and equipment                  (2,068)            (5,424)                -
        ------------------------------------------------ ------------------ ------------------- -------------------
                                                                   (2,068)        (1,635,064)         (1,247,117)

Financing:
        Issuance of shares, net of issue costs                  1,890,106                 -                  -
-------------------------------------------------------- ------------------ ------------------- -------------------

Increase (decrease) in cash and cash equivalents                  546,208         (2,111,263)         (1,808,791)

Cash and cash equivalents, beginning of year                    1,379,480          3,490,743           5,299,534
-------------------------------------------------------- ------------------ ------------------- -------------------

Cash and cash equivalents, end of year                   $       1,925,688  $       1,379,480   $      3,490,743
-------------------------------------------------------- ------------------ ------------------- -------------------

Supplementary information:
        Income taxes paid                                $              -   $            -      $            -
        Interest received (paid)                                    10,677           97,708              261,944

-------------------------------------------------------- --- -------------- --- --------------- -- ---------------

See accompanying notes to consolidated financial statements.


ARCHANGEL DIAMOND CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2002, 2001 and 2000
________________________________________________________________________________


1.      General:

         The Company was incorporated under the laws of British Columbia and continued under the Business Corporations Act of the Yukon Territory on September 16, 1996. The Company's principal business activities are the exploration for development of natural resource properties.


2.      Continuing operations:

        The Company is engaged in mineral exploration in Russia. The Company's mineral property is subject to disputes (note 4) and the Russian corporation which holds the mineral property licence has refused to transfer the licence to an entity that is 40% owned by the Company. The disputes are subject to legal proceedings in the United States and Russia and an appeal of an arbitration ruling as to jurisdiction in Stockholm, Sweden. If the Company receives favourable decisions in respect of the legal proceedings or arbitration, the ability to enforce such decisions in Russia could be affected by the Russian regulatory, legal and political systems, some of which are still evolving.

        To date the Company has not generated revenue from its principal business activities and has relied on equity financings to meet its obligations. The ability of the Company to continue as a going concern is dependent on confirmation of the Company's interest in the underlying mineral claims, the discovery of economically recoverable reserves, the continued financial support of the controlling shareholder (note 6), the ability of the Company to obtain necessary financing to complete exploration, and, ultimately, development and future profitable production.


3.      Significant accounting policies:

        These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The results of applying measurement accounting principles generally accepted in the United States are set out in note 12. Specific policies are as follows:

        (a)   Basis of presentation:

              These consolidated financial statements include the accounts of the Company, its wholly owned subsidiary and its proportionate investment in an incorporated joint venture (note 3(e)). All intercompany balances and transactions have been eliminated on consolidation.

        (b)   Cash equivalents:

              Cash equivalents are comprised of highly liquid investments having original terms to maturity of 90 days or less when purchased.

        (c)   Mineral property and deferred exploration costs:

ARCHANGEL DIAMOND CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2002, 2001 and 2000
________________________________________________________________________________


3.      Significant accounting policies (continued):

        (c)   Mineral property and deferred exploration costs (continued):

              Expenditures to acquire mineral properties and incur exploration costs are capitalized pending the determination and production of commercially recoverable reserves. Administration costs are expensed in the year that they are incurred.

              Management   periodically   reviews  the  carrying  value  of  its
              investments in mineral leases and properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of exploration results to date and mineral reserves, anticipated future mineral prices, the anticipated costs of developing and operating a producing mine, the expiration term, if any, of leased mineral properties and the general likelihood that the Company will continue exploration. The Company does not set a pre-determined holding period for properties with unproven reserves. However, properties that have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if the future exploration is warranted and their carrying values are appropriate.

              If there has been a delay in exploration activity that extends beyond three years, the Company writes off any exploration or acquisition costs related to that property unless persuasive evidence exists to the contrary.

              If an area of interest is abandoned, it is determined that its carrying value cannot be supported by future production or sale or significant uncertainty exists as to access and operations, the related costs are charged against operations in the year of abandonment or determination of impairment in value. The amounts recorded as mineral leases and properties and deferred exploration costs represent costs to date less write-downs and do not necessarily reflect present or future values.

        (d)   Property, plant and equipment:

              Property, plant and equipment are stated at cost. Amortization is provided over three years using the straight-line method.

        (e)   Investments:

              In May 1994, the Company and other parties involved with the Verkhotina mineral property incorporated the International Joint Stock Public Company Almazny Bereg ("AB"), a Russian company. AB is an incorporated joint venture, with the Company owning 514,400 (2001 - 514,400) of the 1,286,000 (2001 - 1,286,000) issued common shares or 40%. The Company's investment in AB's assets, liabilities and results of operations are not material to these consolidated financial statements.

ARCHANGEL DIAMOND CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2002, 2001 and 2000
________________________________________________________________________________


3.      Significant accounting policies (continued):

        (f)   Share capital:

              The Company records proceeds from share issuances net of issue costs. Shares issued for other than cash consideration are valued at the quoted price on the TSX Venture Exchange on the date the agreement to issue the shares was reached.

              Shares to be issued which are contingent upon future events or actions will be recorded by the Company when it is reasonably determinable that the shares will be issued.

        (g)   Stock-based compensation:

               The  Company  has  a  stock   option  plan  as  approved  by  its
               shareholders (see note 5(c)).

               Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding stock-based compensation. The Company now applies the fair value method of accounting for certain stock-based transactions, which includes stock options granted by the Company to non-employees. The Company continues to account for stock options granted to employees by the settlement method whereby consideration paid to the Company on the exercise of stock options is recorded as share capital at the time of exercise. The pro forma effect of accounting for the granting of employee stock options using the fair value based method is disclosed in note 5(c).

        (h)   Loss per share:

              Basic loss per share is calculated by dividing loss available to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, loss available to common shareholders equals the reported loss. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options are applied to repurchase common share at the average market price of the period. For all periods presented, the impact of stock options has been excluded as it would be anti-dilutive.

        (i)   Future income taxes:

              The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences) and loss carry forwards. Future income tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

3.           Significant accounting policies (continued):

        (j)   Foreign currency transactions:

              These financial statements are presented in United States dollars, the Company's functional currency. Transactions and amounts denominated in other currencies have been translated into United States dollars as follows:

               (i) monetary items at the rate of exchange prevailing at the balance sheet date; and

               (ii) non-monetary  and revenue  and expense  items at the rate of exchange prevailing at the time of the transactions.

              Any gains or losses arising thereon are charged to operations.

        (k)   Use of estimates:

              The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the assessment of recoverability of mineral properties and deferred exploration costs, determination of tax base in foreign jurisdictions and reclamation obligations. Actual results could differ from those estimates.




4.      Mineral property and exploration:

        The Company's mineral property consists of the following:

        ------------------------------------------------------------------------
                                                          2002           2001
        ------------------------------------------------------------------------

        Verkhotina, Arkhangel'sk, Russia:
            Mineral property                           $        1    $        1

        ------------------------------------------------------------------------


        On October 12, 1993, the Company acquired rights to acquire an interest in the Verkhotina area mineral licence in Russia.

        On December 30, 1993, a 25-year licence for the exploration and mining of diamonds (the "Licence") for an approximately 400-square kilometer area located northwest of Arkhangel'sk, Russia (the "Verkhotina Area") was granted to a Russian enterprise, Arkhangelskgeoldobycha ("AGD") (formerly Arkhangel'sk Geologia Enterprises). Pursuant to the Verkhotina Diamond Venture Agreement (the "VDV Agreement") dated November 24, 1993 (as amended) with AGD, the Company acquired the right to earn a 40% interest in any profits from the Verkhotina Area.

ARCHANGEL DIAMOND CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2002, 2001 and 2000
________________________________________________________________________________



4.      Mineral property and exploration (continued):

        The VDV Agreement requires the Company to fund all exploration and evaluation costs, the costs of completing feasibility studies on the Verkhotina Area, the funding of all agreed to expenses associated with the registration and maintenance of the Licence, and all Licence fees, bonuses and payments for geological information until such time as the decision is made to place the Verkhotina Area into commercial production. Under the VDV Agreement, if a feasibility study were to recommend commencement of commercial production, the parties further agreed to establish a Russian joint stock company (the "Stock Company"), of which the Company would own a 40% interest. AGD agreed to grant to the Stock Company sole and exclusive rights within the Verkhotina Area for the conducting of development and mining as determined as a result of the feasibility study. The parties would contribute through the Stock Company to all expenditures incurred in relation to the Verkhotina Project in proportion to their respective interests in the Stock Company. At the time of formation of the Stock Company, the prior expenditures of each of the parties were to be reflected in the initial contributed capital. For this purpose, the past expenditures of AGD were estimated to be approximately US$20 million, subject to such expenditures being substantiated and verified by independent audit. All profits derived from commercial mining are to be distributed between the parties in proportion to their share holding interest in the Stock Company.

        Should the Company withdraw from the VDV Agreement, the Company will be required to reassign its interest to AGD without compensation. Should the Company breach its financial obligations under the VDV Agreement, AGD has a right to withdraw from the VDV Agreement.

        In February 1994, the Company and AGD signed a memorandum (the "1994 Memorandum") that amended the VDV Agreement and which, among other matters, established the ownership structure of a Russian joint stock company, and provided for AGD to transfer the Licence to such joint stock company when Russian legislation permitted such a transfer. In May 1994, pursuant to such amended VDV Agreement, the Company and the other parties to the project incorporated AB, a Russian joint stock company, with the Company owning 40% of the ordinary shares.

        By means of a public offering through a prospectus in 1994, AB issued 300,000 preferred, non-voting shares with a par value of 20,000 old Russian rubles each, at a price of 40,000 old Russian rubles each. Effective December 1996, the offering was closed and no preferred shares have been subsequently issued.

        As of December 31, 2002, AB had received 1.66 billion old Russian rubles (approximately $274,000 at the historical exchange rate and $52,000 at the exchange rate at December 31, 2002) in cash relating to the issuance of 41,500 preferred shares and had received promissory notes in the aggregate amount of 10.34 billion Russian rubles (approximately $1,712,000 at the historical exchange rate and $325,000 at the exchange rate at December 31, 2002) relating to the issuance of 258,500 preferred shares. All amounts of Russian rubles are before the January 1, 1998 redenomination of 1,000 old rubles for 1 new ruble.

ARCHANGEL DIAMOND CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2002, 2001 and 2000
________________________________________________________________________________


4.      Mineral property and exploration (continued):

        The terms of the preferred shares, according to the prospectus and the AB Charter, include the right of shareholders to receive dividends of not less than 10% per annum of the shares' nominal value. According to the AB Charter, the preferred shares of AB are not cumulative preferred shares. The AB Charter contains no specific provisions which provide for the accumulation of unpaid dividends but does refer back to the prospectus. The provisions of the prospectus are not clear, and it cannot be completely excluded that a Russian court might decide that the preferred shares are cumulative.

        As no shareholders' resolution has been passed to pay any dividend on the preferred shares, the owners of the preferred shares have the same voting rights as the common shareholders. When the first dividend on the preferred shares is paid by AB, preferred shareholders will have voting rights only as regards to a limited number of matters. While preferred shareholders have the same voting rights as the common shareholders, the Company has the right to vote an aggregate of 32.4% of the voting shares of AB on a fully diluted basis.

        During May 1995, new Russian legislation was introduced which, in the view of the Company, enabled AGD to transfer the Licence in accordance with the 1994 Memorandum. Although AGD has disputed the legality of this legislation, in April 1997 the AGD Board of Directors resolved that the transfer of the Licence to AB would take place upon completion and payment by the Company of an agreed upon work program (the "Work Program") on the Verkhotina Area for 1997 and the first quarter of 1998. In December 1997, the Work Program was agreed upon by the parties. In March 1998, the General Director of AGD confirmed to the Company that AGD had no claims in regard to the Work Program.

        On May 7, 1998, the Company requested AGD to transfer the Licence to AB, and notified AGD in June that a dispute existed. On June 17, 1998, the Company advised AGD that it was temporarily suspending further funding for the Verkhotina Area as from July 1, 1998 until AGD complied with its obligations under the amended VDV Agreement. AGD continued to perform exploration in the area and the Company accrued for all of the exploration costs associated with the Verkhotina Area.

        Russian law provides inter alia the following condition for the transfer of a mineral licence to a subsidiary of a subsoil user. The shareholding of the previous subsoil user in the charter capital of such subsidiary at the moment of re-registration of a licence must be at least 50%. The total shareholding of AGD in AB has decreased below 50% (following a decrease in its holding of preferred shares), as a result of which AB does not currently qualify as a company to which the Licence can be transferred.

        As the parties were unable to reach an agreement concerning Licence transfer, in August 1998 the Company commenced international arbitration of the matter in Stockholm. The Arbitration Tribunal was constituted and preliminarily accepted jurisdiction of the dispute.

ARCHANGEL DIAMOND CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2002, 2001 and 2000
________________________________________________________________________________


4.      Mineral property and exploration (continued):

        A new agreement between the parties was reached and executed on July 15, 1999 (the "1999 Agreement"). Among other matters, the 1999 Agreement stipulated AGD would, within a period not to exceed 180 days, transfer or re-register the Licence to a new Russian joint stock company to be established, of which the Company would also own a 40% interest. As part of the 1999 Agreement, the Company agreed to suspend international arbitration for 180 days, after which time the arbitration would be discontinued if the Licence had been transferred under the terms of the 1999 Agreement.

        In January 2000, with the transfer of the Licence having not been completed within the allotted 180-day period, the Company formally filed a request with the Arbitration Tribunal in Stockholm (the "Tribunal") to reinstate the arbitration proceedings. The Company subsequently filed its detailed statement of case on April 14, 2000. After several legal submissions by both parties, the Tribunal established February 26, 2001 as the final date for submission of all pleadings.

        During the week of March 5, 2001, the Tribunal heard the Company's claim in regard to AGD's alleged non-performance of the amended VDV Agreement and its obligation to transfer the Licence to the Russian stock company referred to in the 1994 Memorandum. Moreover, on the basis of new arguments put forward by AGD, the Tribunal agreed to hear new arguments as to its jurisdiction over the dispute. On June 27, 2001, the Tribunal ruled that they did not have jurisdiction in the dispute and all arbitration ceased.

        The Company appealed this decision to the Swedish District Court and, in May 2002, the Swedish District Court accepted the Company's petition for hearing of an appeal. A new pre-trial hearing for the appeal as to jurisdiction is scheduled for June 2, 2003 and the main hearing is expected to take place in late 2003.

        On August 23, 2001, LUKoil, the controlling shareholder of AGD, filed claims with the Arbitration court of the Arkhangel'sk region seeking a ruling, in the case of the first claim, that the arbitration provisions in the VDV Agreement are invalid and, in the case of the second claim, that the 1999 Agreement is invalid. In addition, on August 31, 2001, AGD filed a claim with the Arbitration court of the Arkhangel'sk region seeking a ruling that the 1994 Memorandum be declared not concluded and invalid and, further, on January 14, 2002, AGD filed a claim with the same court to terminate the VDV Agreement on the grounds that the VDV Agreement funding provisions have been breached by the Company.

ARCHANGEL DIAMOND CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2002, 2001 and 2000
________________________________________________________________________________



4.      Mineral property and exploration (continued):

        The decision was appealed by the Company in November 2002, the appeal was heard during January 2003, and the Arkhangel Court of Appeal rejected the appeal. A second level appeal against the decision was filed with the St. Petersburg Court of Cassation on March 23, 2003 and this case is pending. On October 1, 2002, the hearings with respect to AGD's claims concerning the VDV Agreement were suspended until a final decision regarding the 1994 Memorandum came into force at which time the hearing would recommence. Following the entering into force of the decision declaring the 1994 Memorandum unconcluded, on February 4, 2003, the Arkhangel'sk Arbitration Court resumed consideration of AGD's claim to terminate the VDV Agreement on the grounds that the Company has breached its funding obligations. Hearings in this case are scheduled to commence on April 28, 2003.

        As a direct result of the actions by LUKoil and AGD, in November 2001 the Company filed a lawsuit in Denver District Court, State of Colorado, against LUKoil and AGD (the "Defendants") seeking to recover in excess of US$1 billion in damages for harm caused by a scheme of fraud, breach of contract, civil conspiracy and related claims. On October 15, 2002, the Denver District Court issued an order dismissing the Company's action against LUKoil and AGD based solely on a determination that it lacked personal jurisdiction over the Defendants but rejecting all of the Defendants' other arguments on jurisdiction. The Company's legal advisers were of the view that the Court's decision was erroneous for a number of reasons, including the Court's failure to consider the Company's fraud and other tort claims against LUKoil and AGD as a basis for personal jurisdiction. Accordingly, on November 27, 2002 the Company filed a motion with the Colorado Court of Appeals appealing the October 15, 2002, decision. The appeal is likely to be heard during the last quarter of 2003.

        According to the Licence issued to AGD in December 1993, during the first five years of prospecting, evaluation and detailed exploration (the "First Stage") of the Verkhotina Area, the Company had a requirement to pay a tax of 1.5% of the annual expenditure costs associated with prospecting and evaluation, 4.0% of the expenditure costs during the period of detailed exploration, and 4.0% of the value of any diamonds recovered during the First Stage. Should this First Stage extend beyond five years, the required tax payments could increase by 50%.

        In August 1999, application was made by AGD to the appropriate Russian agencies requesting an extension of the five year term of the First Stage. In September 1999, this request for an extension was granted for the Verkhotina Area until December 31, 2002 and the tax for prospecting and evaluation during this stage was increased to 2.25%. As part of the Licence extension, the license holder, AGD, was to produce a report by September 30, 2001, detailing the evaluation completed on the Grib Pipe. It is management's understanding that the report was issued by AGD by September 30, 2001.

ARCHANGEL DIAMOND CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2002, 2001 and 2000
________________________________________________________________________________




4.      Mineral property and exploration (continued):

        Due to the disputes discussed above and the Company's extended delay in exploration activity, the Company wrote down deferred mineral property costs, exploration costs, net of a reversal of accrued exploration costs that would arise from the VDV Agreement, as amended, included in accounts payable and accrued liabilities, associated with the Verkhotina Area during the year ended December 31, 2001 as follows:

        ------------------------------------------------------------------------

         Mineral property                                $          493,493
         Exploration costs                                       19,817,338
         Reversal of accrued exploration costs                   (2,165,532)
        ------------------------------------------------------------------------

        Write-down                                       $       18,145,299
        ------------------------------------------------------------------------



5.      Share capital:

        (a)   Authorized:

                Unlimited common shares without par value

        (b)  Issued:

        ------------------------------------------------------------------------
                                                        Number
                                                     of shares      Amount
        ------------------------------------------------------------------------

             Balance, December 31, 2001 and 2000   42,234,558   $  31,046,368
        ------------------------------------------------------------------------

             Shares issued during year:
                By private placement for cash at
                  CDN$0.10 per share (note 6)      30,000,000       1,933,117
                Less share issuance costs                   -         (43,011)
        ------------------------------------------------------------------------
                                                   30,000,000       1,890,106

             Balance, December 31, 2002            72,234,558      32,936,474
        ------------------------------------------------------------------------

ARCHANGEL DIAMOND CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2002, 2001 and 2000
________________________________________________________________________________


5.      Share capital (continued):
        (c)  Common share options:

             The Company has adopted a stock option plan in order to provide incentive to its employees. Stock options are granted by the board of directors and have an expiry period of no more than ten years. For stock options granted subsequent to December 31, 2000, unless specifically resolved, one-third of the stock options granted will vest immediately, one-third of the stock options will vest 12 months from date of grant and the balance of stock options granted will vest 24 months from the date of grant. All options are exercisable in Canadian dollars.

             Outstanding director and employee options are as follows:

         ---------------------- ---------- -------------- ----------- ------------ -------------- --------------
                                 Exercise    Outstanding     Granted   Exercised       Expired /    Outstanding
                                    price   December 31,      during      during       cancelled   December 31,
         Expiry date                 CDN$           2001      period      period   during period           2002
         ---------------------- ---------- -------------- ----------- ------------ -------------- --------------
         February 14, 2002          $2.06         65,000            -           -     (65,000)              -
         May 9, 2002                $2.00        215,000            -           -    (215,000)              -
         October 9, 2002            $1.03        395,000            -           -    (395,000)              -
         October 9, 2002            $0.50         93,000            -           -     (93,000)              -
         November 28, 2002          $0.50      1,000,000            -           -  (1,000,000)              -
         February 18, 2004          $1.00        150,000            -           -    (100,000)         50,000
         February 18, 2004          $0.50        300,000            -           -           -         300,000
         April 14, 2005             $1.00        150,000            -           -    (100,000)         50,000
         June 14, 2005              $0.50         35,000            -           -           -          35,000
         November 28, 2005          $0.50         50,000            -           -           -          50,000
         November 25, 2006          $0.11      2,400,000            -           -           -        2,400,00
         May 1, 2007                $0.19              -      550,000           -           -         550,000
         May 8, 2007                $0.17              -      150,000           -           -         150,000
         October 9, 2007            $0.23              -      230,000           -           -         230,000
         November 28, 2007          $0.10              -    1,000,000           -           -       1,000,000
         ---------------------- ---------- -------------- ----------- ------------ -------------- --------------
                                               4,853,000    1,930,000           -   (1,968,000)     4,815,000
         ---------------------- ---------- -------------- ----------- ------------ -------------- --------------

         Weighted average exercise price          $ 0.47       $0.15            -        $0.87          $0.17

         --------------------------------- -------------- ----------- ------------ -------------- --------------


ARCHANGEL DIAMOND CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2002, 2001 and 2000
________________________________________________________________________________





5.      Share capital (continued):

        (c)  Common share options (continued):

         ---------------------- ---------- -------------- ----------- ------------ -------------- --------------
                                 Exercise    Outstanding     Granted   Exercised       Expired /    Outstanding
                                    price   December 31,      during      during       cancelled   December 31,
         Expiry date                 CDN$           2000      period      period   during period           2001
         ---------------------- ---------- -------------- ----------- ------------ -------------- --------------
         May 16, 2001               $1.75        300,000          -           -        (300,000)             -
         September 9, 2001          $1.75        100,000          -           -        (100,000)             -
         September 18, 2001         $2.50         45,000          -           -         (45,000)             -
         February 14, 2002          $2.06         65,000          -           -               -          65,000
         May 9, 2002                $2.00        215,000          -           -               -         215,000
         October 9, 2002            $1.03        395,000          -           -               -         395,000
         October 9, 2002            $0.50         93,000          -           -               -          93,000
         November 28, 2002          $0.50      1,000,000          -           -               -       1,000,000
         February 18, 2004          $1.00        150,000          -           -               -         150,000
         February 18, 2004          $0.50        300,000          -           -               -         300,000
         April 14, 2005             $1.00        150,000          -           -               -         150,000
         June 14, 2005              $0.50         35,000          -           -               -          35,000
         November 28, 2005          $0.50         50,000          -           -               -          50,000
         November 25, 2006          $0.11             -    2,400,000          -               -       2,400,000
         ---------------------- ---------- -------------- ----------- ------------ -------------- --------------

                                               2,898,000   2,400,000          -        (445,000)      4,853,000
         ---------------------- ---------- -------------- ----------- ---------- ---------------- --------------

         Weighted average exercise price         $ 0.97      $ 0.11   -                   $ 1.83        $ 0.47
         --------------------------------- -------------- ----------- ------------ -------------- --------------


         ---------------------- ---------- -------------- ------------ ----------- -------------- --------------
                                 Exercise    Outstanding     Granted    Exercised      Expired /    Outstanding
                                    price   December 31,      during       during      cancelled   December 31,
         Expiry date                 CDN$           1999      period       period  during period           2000
         ---------------------- ---------- -------------- ------------ ----------- -------------- --------------

         November 30, 2000          $1.50        225,000            -            -    (225,000)             -
         May 16, 2001               $1.75        300,000            -            -          -         300,000
         September 9, 2001          $1.75        100,000            -            -          -         100,000
         September 18, 2001         $2.50         45,000            -            -          -          45,000
         February 14, 2002          $2.06         65,000            -            -          -          65,000
         May 9, 2002                $2.00        215,000            -            -          -         215,000
         October 9, 2002            $1.03        445,000            -            -     (50,000)       395,000
         October 9, 2002            $0.50         93,000            -            -          -          93,000
         November 28, 2002          $0.50      1,000,000            -            -          -       1,000,000
         February 18, 2004          $1.00        150,000            -            -          -         150,000
         February 18, 2004          $0.50        300,000            -            -          -         300,000
         April 14, 2005             $1.00              -      150,000            -          -         150,000
         June 14, 2005              $0.50              -       35,000            -          -          35,000
         November 28, 2005          $0.50              -       50,000            -          -          50,000
         ---------------------- ---------- -------------- ------------ ----------- -------------- --------------

                                               2,938,000      235,000            -    (275,000)     2,898,000
         ---------------------- ---------- -------------- ------------ ----------- -------------- --------------

         Weighted average exercise price          $ 1.03       $ 0.82            -      $ 1.41         $ 0.97

         --------------------------------- -------------- ------------ ----------- -------------- --------------


ARCHANGEL DIAMOND CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2002, 2001 and 2000
________________________________________________________________________________




5.      Share capital (continued):

        (c)  Common share options (continued):

             On February 25, 2002, the Company received shareholder approval with respect to the November 25, 2001 granting of stock options to certain employees. For accounting purposes, these options are considered to have been granted on February 25, 2002. The Company granted 2,400,000 stock options with an exercise price of CDN$0.11 expiring November 25, 2006. 1,600,000 of such options vest immediately, while 800,000 vested on November 25, 2002. On December 19, 2002 the options were modified to maintain the original expiry dates despite the resignation of the recipients.


             On May 2, 2002, the Company granted 550,000 stock options with an exercise price of CDN$0.19, expiring May 1, 2007. Of these stock options, 450,000 vest immediately, while the remaining 100,000 vest as to 25% every three months after issuance. On May 9, 2002, the Company granted 150,000 stock options with an exercise price of CDN$0.17, expiring May 8, 2007. All of these options vested immediately.

             On October 9, 2002, an aggregate of 230,000 stock options were granted to certain of the Company's directors and consultants. The options are exercisable at $0.23 until October 9, 2007. On December 19, 2002, 75,000 of the options granted on October 9, 2002 were modified to maintain the original expiry date despite the resignation of the recipient.

             On November 28, 2002, 1,000,000 stock options were granted to an officer of the Company at an exercise price of CDN$0.10. The options vested immediately and are exercisable until November 28, 2007. On December 19, 2002 all of these options were modified to maintain the original expiry date despite the resignation of the recipient.

             During the year ended December 31, 2000, the Company re-priced 1,428,000 existing share options to be exercised at CDN$0.50 per share.

             During the year ended December 31, 2002, options granted to non-employees and options modified for former employees who continue to provide services to the Company as non-employees resulted in stock-based compensation expense of $1,347,776, of which $392,000 is included in mineral property costs - legal and permits. This stock-based compensation expense was calculated using the fair value method. Under the settlement method, no compensation cost has been recognized in these financial statements for options granted to employees. However, if the fair value method of accounting had been applied to employee stock options granted since January 1, 2002, the effect would have been to record additional stock compensation expense of $608,000. The Company's pro forma loss and basic and diluted loss per share would have been as follows:

ARCHANGEL DIAMOND CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2002, 2001 and 2000
________________________________________________________________________________

5.      Share capital (continued):

        (c)  Common share options (continued):

             -------------------------------------------------------------------

              Loss:
                As reported                                 $        3,856,070
                Pro forma                                            4,464,070

              Basic and diluted loss per share:
                As reported                                 $            0.09
                Pro forma                                                0.10

             -------------------------------------------------------------------


          The stock-based compensation expense recorded in these financial statements and pro forma expense were calculated using the Black-Scholes option pricing model assuming an expected life of three to five years, volatility of 265%, a dividend yield of nil, a risk free interest rate of 3.94%, and includes the amortization of the fair value calculated over the vesting period of the stock options.

          As at December 31, 2002, 4,765,000 stock options can be exercised by the holders at an average exercise price of $0.17.


6.       Change in management, control and restructuring:

         During December 2002, the Company arranged a private placement financing of CDN$3,000,000 through the issuance of 30 million additional common shares of the Company at CDN$0.10 per share. Cencan S.A. ("Cencan"), a wholly-owned subsidiary of De Beers S.A. acquired 28 million common shares through the private placement and concurrently acquired 17,305,226 shares of the Company previously owned by Task Holdings Limited. Cencan's total investment after the above transactions resulted in a 62.7% ownership of the Company. Effective at the closing of the private placement with Cencan, a change in management and control occurred whereby the previous officers of the Company resigned and Cencan appointed new managing officers. Subsequently, the Company entered into consulting agreements with the resigning officers to advance the Company's interests during the transition to the new management team (note 10). As a result of the change in management and control, the Company has recorded restructuring costs of $267,830 relating to the closing of the Denver, USA office and deferred compensation agreements with the former officers.

ARCHANGEL DIAMOND CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2002, 2001 and 2000
________________________________________________________________________________



7.       Future income taxes:

          At December 31, 2002, the Company has available losses for income tax purposes in Canada totalling approximately nil (2001 - $8,601,000).

          As at December 31, 2002, the tax effect of the significant components within the Company's future tax asset (liability) are as follows:

         -----------------------------------------------------------------------------------
                                                                   2002              2001
         -----------------------------------------------------------------------------------
          Mineral property and deferred exploration costs   $         -    $     5,838,000
          Loss carry forwards                                         -          2,752,000
          Other                                                   10,294           110,000
         -----------------------------------------------------------------------------------
                                                                  10,294         8,700,000
          Valuation allowance                                    (10,294)       (8,700,000)
         -----------------------------------------------------------------------------------

         Net future income tax asset                        $          -    $            -
         -----------------------------------------------------------------------------------

          The tax benefit of pools related to the mineral property and deferred exploration costs and loss carry forwards have not been recognized as the recognition of these tax pool's is unlikely due to the acquisition of control on December 19, 2002 (note 6).

          Income tax expense (recovery) differs from the amounts computed by applying the combined federal and provincial income tax rate of 38.6% (2001 - 38.1%; 2000 - 39.1%) to pretax income from continuing operations as a result of the following:

         -----------------------------------------------------------------------------------------------
                                                               2002             2001               2000
         -----------------------------------------------------------------------------------------------
          Loss for the year                         $   (3,856,070)  $   (18,677,461)   $      (429,784)
         -----------------------------------------------------------------------------------------------

          Computed expected tax recovery                (1,488,443)       (7,116,113)          (168,046)
          Increase in valuation allowance                       -          7,116,113            168,046
          Losses not recognized due to change of
           control                                       1,488,443                -                  -
         -----------------------------------------------------------------------------------------------

         Income tax expense (recovery)              $           -    $            -     $            -
         -----------------------------------------------------------------------------------------------


8.       Financial instruments:

         The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values because of the short-term to maturity of those instruments. The fair value of deferred compensation payable is not determinable due to uncertainties as to the timing of its payment.

ARCHANGEL DIAMOND CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2002, 2001 and 2000
________________________________________________________________________________



9.       Related party transactions:

         During the year ended December 31, 2002, the Company recovered, on a cost recovery basis, $24,742 (2001 - $670; 2000 - nil) related to office space and administration costs from a company whose chief financial officer was the chief financial officer and secretary of the Company prior to the change in management and control (note 6).


10.      Commitments:

         On December 31, 2002 the Company entered into consulting agreements with the former president and chief executive officer and the former chief financial officer and secretary. Under the terms of the agreement the Company is committed to consulting costs as follows:

         ------------------------------------------------------------------

          2003                                         $         384,322
          2004                                                   384,322
          2005                                                   250,000

         ------------------------------------------------------------------


11.      Subsequent events:

         On January 20, 2003, the Company granted 1,500,000 stock options with an exercise price of CDN$0.35 each to consultants expiring January 20, 2007. The options vested immediately. As these options were granted pursuant to an agreement dated December 13, 2002, for services rendered in the year ended December 31, 2002, $392,000 of stock-based compensation expense was recorded in mineral property costs - legal and permits during the year ended December 31, 2002.


12. Reconciliation between Canadian and United States generally accepted accounting principles:

         These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A description of United States generally accepted accounting principles ("US GAAP") and rules prescribed by the United States Securities and Exchange Commission ("SEC") that result in material measurement differences from Canadian GAAP follows:

ARCHANGEL DIAMOND CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2002, 2001 and 2000
________________________________________________________________________________



12. Reconciliation between Canadian and United States generally accepted accounting principles:

         (a)   Mineral property and deferred exploration cost:

               US GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is required to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. SEC staff have indicated that their interpretation of US GAAP requires mineral property exploration and acquisition costs to be expensed as incurred until commercially minable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods presented, the Company has expensed all mineral property exploration and acquisition costs as incurred for US GAAP purposes.

               For Canadian GAAP, cash flows relating to mineral property exploration and acquisition costs which include the effect of the change in exploration costs recorded in accounts payable and accrued liabilities, are reported as investing activities in the consolidated statements of cash flows. For US GAAP, these costs would be characterized as operating activities in the consolidated statements of cash flows.

               During the year ended December 31, 2001, the Company wrote down mineral property and deferred exploration cost in its consolidated financial statements prepared in accordance with Canadian GAAP (note 4). The mineral property exploration and acquisition costs incurred prior to January 1, 2001 would previously have been written down for US GAAP and, as such, have been added back to loss from operations for the year ended December 31, 2001.


         (b)   Stock-based compensation:

               The Financial Accounting Standards Board in the US has issued Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" which became effective for fiscal years after December 15, 1995. The statement encourages entities to adopt a fair value methodology of accounting for stock-based compensation. As permitted by the statement, the Company has elected to continue measuring stock-based compensation to employees and directors using the intrinsic value based method of accounting.

ARCHANGEL DIAMOND CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2002, 2001 and 2000
________________________________________________________________________________




12. Reconciliation between Canadian and United States generally accepted accounting principles (continued):

         (b)  Stock-based compensation (continued):

               In addition, pursuant to EITF 00-23 Issue 31, certain options granted after January 18, 2001 are accounted for as variable options as the exercise price of the options is denominated in a currency (CDN$) other than the currency of the primary economic environment or either the employer or employee. As the market price at December 31, 2001 was not greater than the exercise price of these options, the compensation expense for the year ended December 31, 2001 for these options is nil for US GAAP purposes. For the year ended December 31, 2002, $333,000 of compensation expense would be charged to operations for US GAAP purposes for these options.

               Stock options granted to non-employees for services rendered to the Company are required to be accounted for based on the fair value of the services provided or the consideration issued. This method is similar to the Canadian standard adopted in 2002. As the Company did not grant any material stock options to non-employees during the years ended December 31, 2001 and 2000, the Company has determined that the adoption of this accounting policy for US GAAP purposes does not result in a Canadian/US GAAP difference for those years.

               During the year ended December 31, 2000, the Company re-priced certain employee options. As a result, the Company has variable stock option awards. As the Company's stock price for all periods presented is lower than the revised exercise price, no compensation expense was recorded.

         (c)   Restructuring costs:

               Pursuant  to EITF 94-3,  a  reconciliation  of the  restructuring
               obligations   is  to  be  disclosed.   As  such,   the  Company's
               restructuring costs are broken down as follows:

               -----------------------------------------------------------------

               -----------------------------------------------------------------

                Cash costs paid by December 31, 2002                 $    71,143
                Property, plant and equipment transferred for
                  consideration                                            4,435
                Amounts to be paid subsequent to December 31, 2002       192,252
               -----------------------------------------------------------------

               Restructuring Costs                                   $   267,830
               -----------------------------------------------------------------

ARCHANGEL DIAMOND CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2002, 2001 and 2000
________________________________________________________________________________




12. Reconciliation between Canadian and United States generally accepted accounting principles (continued):

         (d)   Reconciliation:

               The effect of the measurement differences between Canadian GAAP and US GAAP on the balance sheets and statements of operations and cash flows is summarized as follows:

               -----------------------------------------------------------------------------------------
                                                                                    2002           2001
               -----------------------------------------------------------------------------------------
                Total assets under Canadian GAAP                         $    1,932,767   $   1,414,831
                Adjustment for mineral properties and deferred
                  exploration (note 12(a))                                           (1)             (1)
               -----------------------------------------------------------------------------------------

               Total assets under US GAAP                                $    1,932,766   $   1,414,830
               -----------------------------------------------------------------------------------------

                Shareholders' equity, under Canadian GAAP                $      608,297   $   1,226,485
                Adjustment for mineral properties and deferred
                exploration (note 12(a))                                             (1)             (1)
               -----------------------------------------------------------------------------------------

               Shareholders' equity, under US GAAP                       $      608,296   $   1,226,484
               -----------------------------------------------------------------------------------------




               -----------------------------------------------------------------------------------
                                                             2002            2001             2000
               -----------------------------------------------------------------------------------

                Loss for the  year, under Canadian  $  (3,856,070)   $ (18,677,461)  $   (429,784)
                GAAP
                Adjustment for mineral properties
                 and deferred exploration (note                -        18,680,741     (1,155,112)
                 12(a))
                Adjustment for stock-based
                 compensation (note 12(b))               (645,000)              -               -
               -----------------------------------------------------------------------------------

               Earnings (loss) for the year,
                 under US GAAP                      $  (4,501,070)   $       3,280   $ (1,584,896)
               -----------------------------------------------------------------------------------

               Earnings (loss) per share, under
                 US GAAP                            $       (0.10)   $        0.00   $      (0.04)
               -----------------------------------------------------------------------------------



ARCHANGEL DIAMOND CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2002, 2001 and 2000
________________________________________________________________________________


12. Reconciliation between Canadian and United States generally accepted accounting principles (continued):

        (d)  Reconciliation (continued):

             ----------------------------------------------------------------------------------------
                                                              2002             2001             2000
             ----------------------------------------------------------------------------------------
             Cash used in operating activities,
               under  Canadian GAAP                 $   (1,341,830)   $     (476,199)  $   (561,674)
              Adjustment for mineral properties
               and deferred exploration (note                   -         (1,629,640)    (1,247,117)
               12(a))
             ----------------------------------------------------------------------------------------

              Cash used in operating activities
               under US GAAP                        $   (1,341,830)   $   (2,105,839)  $ (1,808,791)
             ----------------------------------------------------------------------------------------

              Cash used in investing activities,
               under Canadian GAAP                  $       (2,068)   $   (1,635,064)  $ (1,247,117)
              Adjustment for mineral properties
               and deferred exploration (note                   -          1,629,640      1,247,117
               12(a))
             ----------------------------------------------------------------------------------------

              Cash used in investing activities
               under US GAAP                        $       (2,068)   $       (5,424)  $         -
             ----------------------------------------------------------------------------------------


